Exhibit 99.1

Windstream Holdings II, LLC

Consolidated Financial Information

For the period ended December 31, 2021

Windstream Holdings II, LLC (Successor)
Windstream Holdings, Inc. (Predecessor)

Report of Independent Auditors

To the Board of Managers of Windstream Holdings II, LLC

Opinion

We have audited the accompanying consolidated financial statements of Windstream Holdings II, LLC and its subsidiaries (Successor or the “Company”), which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of operations, comprehensive income (loss), equity (deficit) and cash flows for the year ended December 31, 2021 and for the period from September 22, 2020 through December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the year ended December 31, 2021 and for the period from September 22, 2020 through December 31, 2020 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

As discussed in Note 1 to the consolidated financial statements, on June 26, 2020, the United States Bankruptcy Court for the Southern District of New York approved and confirmed the First Amended Joint Chapter 11 Plan of Reorganization (the "plan") of Windstream Holdings, Inc., et al. filed by Windstream Holdings, Inc. and all of its subsidiaries, including Windstream Services, LLC (collectively the “Debtors”). Confirmation of the plan resulted in the discharge of substantially all of the claims against the Debtors that arose before February 25, 2019 and terminates all rights and interests of equity security holders as provided for in the plan. Pursuant to the plan, the Debtors were reorganized and Windstream Holdings II, LLC was formed and became the new parent company. The plan was substantially consummated on September 21, 2020 and the Debtors emerged from bankruptcy. In connection with their emergence from bankruptcy, the Debtors adopted fresh start accounting as of September 21, 2020. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date the financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with US GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Other Information

Management is responsible for the other information included in the annual report. The other information comprises “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors Related to Our Business”, but does not include the consolidated financial statements and our auditors' reports thereon. Our opinion on the consolidated financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the consolidated financial statements or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

/s/ PricewaterhouseCoopers LLP

Little Rock, Arkansas

March 11, 2022

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Windstream Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations, comprehensive income (loss), equity (deficit) and cash flows of Windstream Holdings, Inc. and its subsidiaries (“Predecessor” or “Old Holdings”) for the period from January 1, 2020 through September 21, 2020, and for the year ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of Old Holdings for the period from January 1, 2020 through September 21, 2020, and for the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis of Accounting

As discussed in Note 1 to the consolidated financial statements, Old Holdings and all of its subsidiaries, including Old Services (collectively, the “Debtors”) filed a petition on February 25, 2019 with the United States Bankruptcy Court for the Southern District of New York for reorganization under the provisions of Chapter 11 of the Bankruptcy Code. The First Amended Joint Chapter 11 Plan of Reorganization of Windstream Holdings, Inc., et al. (the “plan”) was substantially consummated on September 21, 2020 and the Debtors emerged from bankruptcy. In connection with their emergence from bankruptcy, the Debtors adopted fresh start accounting.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, Old Holdings changed the manner in which it accounts for leases in 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of Old Holdings’ management. Our responsibility is to express an opinion on the Old Holdings’ consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Old Holdings in accordance with the relevant ethical requirements relating to our audit, which include standards of the American Institute of Certified Public Accountants (AICPA) Code of Professional Conduct.

We conducted our audits of these consolidated financial statements in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Little Rock, Arkansas

March 26, 2021

We have served as the Company's auditor since 2006.

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Successor		Predecessor
(Millions)	Year Ended December 31, 2021	Period from September 22, 2020 through December 31, 2020	Period from January 1, 2020 through September 21, 2020	Year Ended December 31, 2019

Revenues and sales:
Service revenues	$4,355.8	$1,244.0	$3,368.9	$5,023.6
Sales revenues	63.1	17.4	58.6	91.8
Total revenues and sales	4,418.9	1,261.4	3,427.5	5,115.4
Costs and expenses:
Cost of services	2,765.0	797.3	2,202.5	3,341.3
Cost of sales	64.1	17.7	60.7	77.6
Selling, general and administrative	638.9	182.8	492.1	756.7
Depreciation and amortization	751.5	183.1	646.3	1,068.2
Goodwill impairment	—	—	—	2,712.3
Loss on retirements of property, plant and equipment	35.6	—	—	—
Restructuring and other charges	7.2	2.7	16.3	36.8
Total costs and expenses	4,262.3	1,183.6	3,417.9	7,992.9
Operating income (loss)	156.6	77.8	9.6	(2,877.5)
Other income (expense), net	47.9	44.9	13.0	(7.8)
Gain on early extinguishment of debt	10.2	—	—	—
Reorganization items, net	—	—	2,518.4	(260.6)
Interest expense	(175.8)	(57.1)	(198.9)	(331.9)
Income (loss) before income taxes	38.9	65.6	2,342.1	(3,477.8)
Income tax (expense) benefit	(21.5)	(18.4)	(244.8)	320.0
Net income (loss)	$17.4	$47.2	$2,097.3	$(3,157.8)

The accompanying notes are an integral part of these consolidated financial statements.

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Successor		Predecessor
(Millions)	Year Ended December 31, 2021	Period from September 22, 2020 through December 31, 2020	Period from January 1, 2020 through September 21, 2020	Year Ended December 31, 2019

Net income (loss)	$17.4	$47.2	$2,097.3	$(3,157.8)
Other comprehensive income (loss):
Interest rate swaps:
Unrealized gains (losses) on designated interest rate swaps	5.6	(0.2)	—	(3.2)
Amortization of net unrealized gains on de-designated interest rate swaps	—	—	(9.5)	(10.6)
Elimination of Predecessor accumulated other comprehensive income	—	—	(14.1)	—
Income tax (expense) benefit	(1.4)	—	6.0	3.5
Change in interest rate swaps	4.2	(0.2)	(17.6)	(10.3)
Pension and postretirement plans:
Prior service credit recorded during the period	8.2	—	—	0.3
Net actuarial gain (loss) recorded during the period	6.3	(0.4)	(1.0)	(2.7)
Plan curtailments and settlements	—	—	—	0.1
Amounts included in net periodic benefit cost:
Amortization of net actuarial (gain) loss	(0.4)	—	0.1	—
Amortization of prior service credits	(0.3)	—	(0.9)	(1.3)
Income tax (expense) benefit	(3.4)	—	0.4	0.9
Net periodic benefit cost	(4.1)	—	(0.4)	(0.4)
Elimination of Predecessor accumulated other comprehensive income	—	—	(4.7)	—
Income tax benefit	—	0.1	1.1	—
Change in pension and postretirement plans	10.4	(0.3)	(5.0)	(2.7)
Other comprehensive income (loss)	14.6	(0.5)	(22.6)	(13.0)
Comprehensive income (loss)	$32.0	$46.7	$2,074.7	$(3,170.8)

The accompanying notes are an integral part of these consolidated financial statements.

WINDSTREAM HOLDINGS II, LLC (Successor)

CONSOLIDATED BALANCE SHEETS

(Millions, except par value)	December 31, 2021	December 31, 2020
Assets
Current Assets:
Cash and cash equivalents	$285.5	$141.9
Restricted cash	5.3	5.3
Accounts receivable, net of allowance $14.0 and $11.0, respectively	366.3	441.3
Inventories	146.8	77.0
Prepaid expenses and other	154.4	130.1
Total current assets	958.3	795.6
Intangible assets, net	439.4	592.3
Property, plant and equipment, net	3,729.5	3,577.9
Operating lease right-of-use assets	4,206.4	4,394.5
Other assets	103.0	60.8
Total Assets	$9,436.6	$9,421.1
Liabilities and Equity
Current Liabilities:
Current portion of long-term debt	$7.5	$7.5
Current portion of operating lease obligations	452.4	322.9
Accounts payable	162.8	191.8
Advance payments	140.1	137.7
Accrued taxes	61.6	62.8
Accrued interest	41.3	39.4
Other current liabilities	332.9	273.1
Total current liabilities	1,198.6	1,035.2
Long-term debt	2,087.9	2,102.1
Long-term operating lease obligations	3,936.8	4,085.7
Deferred income taxes	342.1	325.7
Other liabilities	321.2	360.9
Total liabilities	7,886.6	7,909.6
Commitments and Contingencies (See Note 17)
Equity:
Equity units	1,463.0	1,463.0
Additional paid-in capital	8.3	1.8
Accumulated other comprehensive income (loss)	14.1	(0.5)
Retained earnings	64.6	47.2
Total equity	1,550.0	1,511.5
Total Liabilities and Equity	$9,436.6	$9,421.1

The accompanying notes are an integral part of these consolidated financial statements.

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Successor		Predecessor
(Millions)	Year Ended December 31, 2021	Period from September 22, 2020 through December 31, 2020	Period from January 1, 2020 through September 21, 2020	Year Ended December 31, 2019

Cash Flows from Operating Activities:
Net income (loss)	$17.4	$47.2	$2,097.3	$(3,157.8)
Adjustments to reconcile net income (loss) to net cash provided from operations:
Depreciation and amortization	751.5	183.1	646.3	1,068.2
Allowance for credit losses	22.9	9.6	18.8	65.2
Non-cash reorganization items, net	—	—	(2,740.0)	48.7
Deferred income taxes	11.6	15.4	245.6	(319.6)
Loss on retirements of property, plant and equipment	35.6	—	—	—
Gain on early extinguishment of debt	(10.2)	—	—	—
Goodwill impairment	—	—	—	2,712.3
Pension (income) expense	(46.1)	(43.3)	(10.1)	3.0
DIP Facilities issuance costs expensed	—	—	—	24.4
Other, net	15.3	4.9	(7.2)	8.4
Changes in operating assets and liabilities, net
Accounts receivable	51.5	3.6	50.0	(33.1)
Inventories	(71.9)	(7.4)	(10.7)	11.6
Prepaid expenses and other	(33.7)	41.0	(43.1)	(61.1)
Income tax receivable	9.7	—	—	6.0
Accounts payable	(35.4)	(12.8)	(337.2)	172.8
Accrued interest	1.8	39.3	(1.1)	(11.6)
Accrued taxes	(1.2)	(14.6)	14.1	3.4
Other current liabilities	(8.6)	37.1	(114.0)	48.6
Other liabilities	20.2	(27.5)	39.8	(42.8)
Operating lease assets and lease obligations	168.7	16.2	9.0	(0.8)
Other, net	(35.5)	(11.5)	(9.2)	(12.0)
Net cash provided from (used in) operating activities	863.6	280.3	(151.7)	533.8
Cash Flows from Investing Activities:
Additions to property, plant and equipment	(962.8)	(298.7)	(722.8)	(878.5)
Proceeds from sale of assets to Uniti	—	—	230.1	—
Uniti funding of growth capital expenditures	221.5	84.7	—	—
Grant funds received for broadband expansion	50.9	7.9	—	—
Capital expenditures funded by government grants	(11.5)	(6.7)	—	—
Purchase of FCC spectrum licenses	—	(24.3)	(27.9)	(26.6)
Other, net	1.7	—	(1.6)	1.7
Net cash used in investing activities	(700.2)	(237.1)	(522.2)	(903.4)
Cash Flows from Financing Activities:
Proceeds from rights offering	—	—	750.0	—
Proceeds from IRU contract with Uniti	—	—	15.7	—
Repayments of debt and swaps	(7.5)	(5.8)	(2,533.4)	(372.4)
Proceeds from debt issuance	—	—	2,420.0	655.0
Debt issuance costs	—	—	(47.1)	(24.4)
Payments under finance leases	(10.6)	(3.2)	(17.3)	(49.3)
Other, net	(1.7)	(0.2)	(0.4)	(0.7)
Net cash (used in) provided from financing activities	(19.8)	(9.2)	587.5	208.2
Increase (decrease) in cash, cash equivalents and restricted cash	143.6	34.0	(86.4)	(161.4)
Cash, Cash Equivalents and Restricted Cash:
Beginning of period	147.2	113.2	199.6	361.0
End of period	$290.8	$147.2	$113.2	$199.6

The accompanying notes are an integral part of these consolidated financial statements.

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT)

(Millions)	Common Stock (Predecessor) Equity Units (Successor)	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings (Accumulated Deficit)	Total
Predecessor:
Balance at December 31, 2018	$—	$1,250.4	$35.6	$(3,205.3)	$(1,919.3)
Cumulative effect adjustment, net of tax:
Adoption of ASC 842	—	—	—	3,013.0	3,013.0
Net loss	—	—	—	(3,157.8)	(3,157.8)
Other comprehensive loss, net of tax:
Change in pension and postretirement plans	—	—	(2.7)	—	(2.7)
Amortization of net unrealized gains on de-designated interest rate swaps	—	—	(7.9)	—	(7.9)
Changes in designated interest rate swaps	—	—	(2.4)	—	(2.4)
Comprehensive loss	—	—	(13.0)	(3,157.8)	(3,170.8)
Share-based compensation	—	2.9	—	—	2.9
Other	—	(0.2)	—	—	(0.2)
Balance at December 31, 2019	$—	$1,253.1	$22.6	$(3,350.1)	$(2,074.4)
Cumulative effect adjustment, net of tax:
Adoption of ASC 326	—	—	—	(1.8)	(1.8)
Net income	—	—	—	2,097.3	2,097.3
Other comprehensive (loss) income, net of tax:
Change in pension and postretirement plans	—	—	(1.4)	—	(1.4)
Amortization of net unrealized gains on de-designated interest rate swaps	—	—	(7.1)	—	(7.1)
Elimination of Predecessor accumulated other comprehensive income	—	—	(14.1)	—	(14.1)
Comprehensive (loss) income	—	—	(22.6)	2,097.3	2,074.7
Share-based compensation	—	1.4	—	—	1.4
Other	—	0.1	—	—	0.1
Cancellation of Predecessor equity	—	(1,254.6)	—	1,254.6	—
Issuance of Successor equity units	1,463.0	—	—	—	1,463.0
Balance at September 21, 2020	$1,463.0	$—	$—	$—	$1,463.0
Successor:
Balance at September 22, 2020	$1,463.0	$—	$—	$—	$1,463.0
Net income	—	—	—	47.2	47.2
Other comprehensive (loss) income, net of tax:
Change in postretirement plan	—	—	(0.3)	—	(0.3)
Changes in designated interest rate swaps	—	—	(0.2)	—	(0.2)
Comprehensive (loss) income	—	—	(0.5)	47.2	46.7
Equity-based compensation	—	1.8	—	—	1.8
Balance at December 31, 2020	$1,463.0	$1.8	$(0.5)	$47.2	$1,511.5
Net income	—	—	—	17.4	17.4
Other comprehensive income, net of tax:
Change in postretirement plan	—	—	10.4	—	10.4
Change in designated interest rate swaps	—	—	4.2	—	4.2
Comprehensive income	—	—	14.6	17.4	32.0
Equity-based compensation	—	6.5	—	—	6.5
Balance at December 31, 2021	$1,463.0	$8.3	$14.1	$64.6	$1,550.0

The accompanying notes are an integral part of these consolidated financial statements.

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Background and Basis of Presentation:

Organizational Structure – Windstream Holdings II, LLC (“Holdings II”), is a Delaware limited liability company that was formed and became the successor entity through acquiring the net assets of Windstream Holdings, Inc. (“Old Holdings”) upon the emergence of Old Holdings and all of its subsidiaries from bankruptcy, as further discussed below. Holdings II, together with its consolidated subsidiaries, (collectively, “Windstream”, “the Company,” “we,” or “our”), is a privately held communications and software company with no publicly registered debt or equity securities. Windstream Services II, LLC (“Win Services” or “Borrower”) is a wholly owned subsidiary of Holdings II. Effective January 1, 2021, the legal name of Win Services was changed to Windstream Services, LLC.

Old Holdings was a publicly traded holding company incorporated in the state of Delaware and the parent of Windstream Services, LLC (“Old Services”). Effective December 31, 2020, the legal name of Old Services was changed to Windstream Services PE, LLC. Old Holdings owned a 100 percent interest in Old Services and was not a guarantor or subject to the restrictive covenants included in any of Old Services’ debt agreements. Old Services and its guarantor subsidiaries were the sole obligors of all outstanding debt obligations. Both Old Holdings and Old Services were required to file periodic reports with the United States Securities and Exchange Commission. There are no significant differences in the nature of the business operations conducted by Holdings II and its subsidiaries and those of Old Holdings and its subsidiaries.

Description of Business – Windstream offers managed communications services, including Software Defined Wide-Area Network (“SD-WAN”) and Unified Communication as a Service (“UCaaS”), and high-capacity bandwidth and transport services to businesses across the United States. The Company also provides premium broadband, entertainment and security services through an enhanced fiber network to consumers and small and midsize businesses primarily in rural areas in 18 states. Our operations are organized into three business units: Kinetic, Enterprise and Wholesale. The Kinetic business unit primarily serves customers in markets in which we are the incumbent local exchange carrier (“ILEC”) and provides services over network facilities operated by us. The Enterprise and Wholesale business units primarily serve customers in markets in which we are a competitive local exchange carrier (“CLEC”) and provide services over network facilities primarily leased from other carriers.

Consumer service revenues are generated from the provisioning of high-speed Internet, voice and video services to consumers. Enterprise service revenues include revenues from integrated voice and data services, advanced data and traditional voice and long-distance services provided to enterprise, mid-market and small business customers. Wholesale revenues include revenues from other communications services providers for special access circuits and fiber connections, voice and data transport services, and revenues from the reselling of our services. Service revenues also include switched access revenues, federal and state Universal Service Fund (“USF”) revenues, amounts received from Connect America Fund (“CAF”) - Phase II, USF surcharges and revenues from providing other miscellaneous services.

Bankruptcy-Related Developments – On February 25, 2019 (the “Petition Date”), Old Holdings and all of its subsidiaries, including Old Services (collectively, the “Debtors”), filed voluntary petitions (the “Chapter 11 Cases”) for reorganization under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the U.S. Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). The Chapter 11 Cases were filed following an adverse court ruling further discussed in Note 17, the effects of which resulted in the acceleration of all of Old Services’ long-term debt and remaining obligations under the master lease agreement with Uniti Group, Inc. (“Uniti”). On April 1, 2020, the Debtors filed a Joint Chapter 11 Plan of Reorganization (as amended, the “Plan”) in the Bankruptcy Court and also filed on the same date a Disclosure Statement related to the Plan. On May 6, 2020, an amended Disclosure Statement was filed with the Bankruptcy Court. On June 26, 2020, the Bankruptcy Court entered an Order Confirming the First Amended Joint Chapter 11 Plan of Reorganization of Windstream Holdings, Inc., et al. Pursuant to Chapter 11 of the Bankruptcy Code (the “Confirmation Order”), which approved and confirmed the Plan. The Debtors operated their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of Chapter 11 of the Bankruptcy Code and orders of the Bankruptcy Court until their emergence from bankruptcy.

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Background and Basis of Presentation, Continued:

The Plan became effective on September 21, 2020 (“Effective Date”) in accordance with its terms and the Debtors emerged from the Chapter 11 Cases. As part of the transactions undertaken pursuant to the Plan, the Debtors were reorganized and Holdings II was formed and became the new parent company. All claims against the Debtors that arose before February 25, 2019 were substantially discharged and all of the shares of common stock of Old Holdings outstanding immediately prior to the Effective Date, and any rights of any holder in respect thereof, were deemed cancelled, discharged and of no further force or effect.

Following the cancellation of Old Holdings’ outstanding common stock, on the Effective Date, Windstream issued new common units and special warrants (“equity units”) to purchase common units to holders of allowed first lien claims and participants in a $750.0 million rights offering further discussed in Note 3.

Although Old Holdings and Old Services emerged from Chapter 11 on the Effective Date, the Chapter 11 cases for those entities will remain open for purposes of fully administrating the estate and reconciling and settling claims subject to compromise under the Plan until such time that the Bankruptcy Court enters a final order closing the case. At that time, any remaining cash held by Old Services will be transferred to the Company and Old Holdings and Old Services will be dissolved.

Basis of Presentation – Upon emergence from the Chapter 11 Cases, the Predecessor adopted fresh start accounting, which resulted in a new basis of accounting and the Company becoming a new entity for financial reporting purposes. As a result of the adoption of fresh start accounting and the effects of the implementation of the Plan, the consolidated financial statements after the Effective Date are not comparable with the consolidated financial statements on or before that date. All transactions associated with the emergence activities that occurred on the Effective Date are reflected in the Predecessor financial statements. Post-emergence operating activity occurring on September 21, 2020 has been accounted for in the Successor financial statements. See Note 4 for additional information related to the adoption of fresh start accounting. References to “Successor” relate to the consolidated financial position, results of operations and cash flows of the Company after September 21, 2020. Conversely, references to “Predecessor” refer to the consolidated financial position, results of operations and cash flows of Old Holdings on or before September 21, 2020.

Within the Predecessor financial statements, beginning with the Petition Date and ending on the Effective Date, the Debtors applied Accounting Standards Codification (“ASC”) 852 - Reorganizations (“ASC 852”) in preparing its consolidated financial statements. ASC 852 requires the financial statements, for periods subsequent to the commencement of the Chapter 11 Cases, to distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, certain charges incurred during 2020 and 2019 related to the Chapter 11 Cases, including the settlement of liabilities subject to compromise, accrual for damages, write-off of unamortized long-term debt issuance costs and discounts associated with debt classified as liabilities subject to compromise, and professional fees incurred directly as a result of the Chapter 11 Cases were recorded as reorganization items, net in the consolidated statements of operations of the Predecessor. In addition, liabilities subject to compromise during the Chapter 11 proceedings were distinguished from post-petition liabilities in the consolidated balance sheet of the Predecessor.

Pursuant to Section 6.01 of the Credit Agreement, by and between Win Services (“Borrower”), Holdings II, JPMorgan Chase Bank, N.A., as Administrative and Collateral Agent, and Lender Parties, dated September 21, 2020 (“Credit Agreement”), Borrower is satisfying the requirements of Section 6.01 of the Credit Agreement with presentation of the audited consolidated financial statements of its parent, Holdings II, and Holdings II’s subsidiaries.

Certain prior year amounts have been reclassified to conform to the current year financial statement presentation. These changes and reclassifications did not impact previously reported net income (loss) or comprehensive income (loss).

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Background and Basis of Presentation, Continued:

Accounting Policy Changes – The application of fresh start accounting allows an entity to establish new accounting policies for the successor company independent of those followed by the predecessor company. As such, the following are the accounting policy changes adopted by the Successor.

•

Depreciation of property, plant and equipment – Depreciation expense for both regulated and non-regulated operations of the Successor is computed using the straight-line method over the estimated useful lives of the related assets. The Predecessor had used a group composite method for its regulated operations.

•

Revenue recognition – As permitted under ASC 842, Leases, the Successor adopted the predominance practical expedient applicable to contracts with customers that include both lease and non-lease components and prospectively combines the lease and non-lease components into a single performance obligation for purposes of recognizing revenue from such contracts. The Predecessor had not adopted the predominance practical expedient and had accounted for the lease and non-lease components as separate performance obligations.

•Balance sheet presentation of amounts due to/from other carriers – Pursuant to the right-of-setoff conditions specified in ASC 210, Balance Sheet, the Successor has elected to present amounts due to/from the same telecommunications carrier related to interconnection costs it incurs with these carriers to utilize their networks to deliver products and services to its customers on a net basis within the consolidated balance sheet as either a net asset or net liability. The Predecessor had elected to present such amounts on a gross basis within the consolidated balance sheet.

Except for the changes discussed above, the accounting policies followed by the Company in the preparation of the consolidated financial statements for the Successor periods are consistent with those of the Predecessor periods and are further discussed in Note 2.

Supplemental Cash Flow Information – Supplemental cash flow information for the periods presented was as follows:

	Successor		Predecessor
(Millions)	Year Ended December 31, 2021	Period from September 22, 2020 through December 31, 2020	Period from January 1, 2020 through September 21, 2020	Year Ended December 31, 2019

Interest paid, net of interest capitalized	$168.3	$14.1	$210.0	$349.9
Income taxes (refunded) paid, net	$(0.4)	$—	$1.0	$(8.5)
Reorganization items paid	$—	$—	$254.8	$146.1

2. Summary of Significant Accounting Policies and Changes:

Significant Accounting Policies

Consolidation – The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All affiliated transactions have been eliminated, as applicable.

Use of Estimates – The preparation of financial statements, in accordance with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. The estimates and assumptions used in the accompanying consolidated financial statements are based upon management’s evaluation of the relevant facts and circumstances as of the date of the consolidated financial statements. Actual results may differ from the estimates and assumptions used in preparing the accompanying consolidated financial statements, including the potential impacts arising from the COVID-19 global pandemic, and such differences could be material.

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies and Changes, Continued:

Cash and Cash Equivalents – Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less.

Restricted Cash – Deposits held as security for indebtedness under our corporate purchase card program and not available for use have been presented as restricted cash in the accompanying consolidated financial statements.

Accounts Receivable – Accounts receivable consist principally of amounts billed and currently due from customers and are generally unsecured and due within 30 days. The amounts due are stated at their net estimated realizable value. An allowance for credit losses is maintained to provide for the estimated amount of receivables that will not be collected. Concentration of credit risk with respect to accounts receivable is limited because a large number of geographically diverse customers make up our customer base. Due to varying customer billing cycle cut-off, management must estimate service revenues earned but not yet billed at the end of each reporting period. Included in accounts receivable are unbilled receivables related to communications services and product sales of $27.4 million and $31.5 million at December 31, 2021 and 2020, respectively.

Accounts receivable consists of the following as of December 31:

(Millions)	2021	2020
Accounts receivable	$380.3	$452.3
Less: Allowance for credit losses	(14.0)	(11.0)
Accounts receivable, net	$366.3	$441.3

Allowance for Credit Losses – Consistent with the guidance in ASC Topic 326, Financial Instruments - Credit Losses, management estimates credit losses for trade receivables by aggregating similar customer types together to calculate expected default rates based on historical losses as a percentage of total aged receivables. These rates are then applied, on a monthly basis, to the outstanding balances staged by customer. In addition to continued evaluation of historical losses, ASC 326 requires forward-looking information and forecasts to be considered in determining credit loss estimates. Our current forecast methodology assesses historical trends to project future losses and is not forward-looking for potential economic factors that would change the credit loss model. Therefore, historical trends continue to be the most accurate expectation of future losses as the Company has defined rules around customers who can establish service. Our revenue and associated accounts receivable are based upon a recurring revenue structure whereby customers are billed in advance of service being provided over the ensuing 30 days and there is little month-to-month volatility in the composition of the customer base across all segments. Management is actively monitoring the impacts of the COVID-19 global pandemic on our customers and their associated accounts receivable balances in order to adjust the allowance for credit losses accordingly. To date, no material risk has been identified, but management will continue to monitor and make adjustments, as necessary.

As required, the Predecessor adopted ASC 326 effective January 1, 2020, using the modified retrospective transition method. Upon adoption, the Predecessor recorded a cumulative effect adjustment of approximately $1.8 million, net of tax, increasing its accumulated deficit.

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies and Changes, Continued:

Activity in the allowance for credit losses consisted of the following:

(Millions)
Predecessor:
Balance as of December 31, 2019	$(48.2)
Cumulative effect adjustment for ASC 326 adoption	(2.6)
Additional allowance for estimated credit losses	(18.8)
Write-offs, net of recovered accounts	14.7
Balance as of September 21, 2020, before fresh start adjustments	(54.9)
Fresh start adjustments	54.9
Balance as of September 21, 2020	$—
Successor:
Balance as of September 22, 2020	$—
Additional allowance for estimated credit losses	(9.6)
Recovered accounts, net of write-offs	(1.4)
Balance as of December 31, 2020	(11.0)
Additional allowance for estimated credit losses	(22.9)
Write-offs, net of recovered accounts	19.9
Balance as of December 31, 2021	$(14.0)

Inventories – Inventories consist of finished goods and are stated at the lower of cost or net realizable value. Cost is determined using either an average original cost or specific identification method of valuation.

Prepaid Expenses and Other Current Assets – Prepaid expenses and other current assets consist of prepaid services, rent, insurance, taxes, maintenance contracts, refundable deposits, and the current portion of contract assets and deferred contract costs recorded in accounting for revenue from contracts with customers. Prepayments are expensed on a straight-line basis over the corresponding life of the underlying agreements.

Intangible Assets – Indefinite-lived intangible assets consist of spectrum licenses that provide the exclusive right to utilize designated radio frequency spectrum to provide telecommunication services. The spectrum licenses were purchased in the 3.5, 24, 28, and 37 gigahertz (“GHz”) airwave auctions conducted by the Federal Communications Commission (“FCC”) in 2020 and 2019. The spectrum licenses have an initial term of 10 years and are subject to renewal by the FCC. Currently, there are no legal, regulatory, contractual, competitive, economic or other factors that would limit the useful life of the spectrum. Management evaluates the useful life determination for the spectrum licenses each year to determine whether events and circumstances continue to support an indefinite useful life. Indefinite-lived intangible assets are not amortized and tested for impairment annually or more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired.

Finite-lived intangible assets are initially recorded at estimated fair value. Customer relationships are amortized using the sum-of-the-years-digits method over the estimated lives of the customer relationships. All other finite-lived intangible assets are amortized using a straight-line method over the estimated useful lives. See Note 5 for additional information regarding intangible assets.

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies and Changes, Continued:

Property, Plant and Equipment – Property, plant and equipment are stated at original cost, less accumulated depreciation. Property, plant and equipment consists of central office equipment, office and warehouse facilities, outside communications plant, customer premise equipment, furniture, fixtures, vehicles, machinery, other equipment and software to support the business units in the distribution of telecommunications products. The costs of additions, replacements, substantial improvements and extension of the network to the customer premise, including related contract and internal labor costs, are capitalized, while the costs of maintenance and repairs are expensed as incurred. Capitalized internal labor costs include non-cash share-based compensation and the matching contribution to the employee savings plan for those employees directly involved with construction activities. Depreciation expense amounted to $598.6 million and $137.5 million for the Successor for the year ended December 31, 2021 and the period from September 22, 2020 through December 31, 2020, respectively. Depreciation expense amounted to $548.1 million and $897.2 million for the Predecessor for the period January 1, 2020 through September 21, 2020 and the year ended December 31, 2019, respectively.

Property, plant and equipment, net consisted of the following as of December 31:

(Millions)	Depreciable Lives	2021	2020
Land		$31.3	$31.2
Building and improvements	3-30 years	252.1	253.0
Central office equipment	3-40 years	1,274.0	973.4
Outside communications plant	7-40 years	1,420.4	1,296.4
Furniture, vehicles and other equipment	1-23 years	929.1	572.4
Tenant capital improvements	2-10 years	248.7	140.5
Construction in progress		302.3	448.5
		4,457.9	3,715.4
Less accumulated depreciation		(728.4)	(137.5)
Property, plant and equipment, net		$3,729.5	$3,577.9

Tenant capital improvements consist of capital expenditures for upgrades or replacements to the network assets leased from Uniti that are funded by the Company and become the property of Uniti at the time such improvements are placed in service.

These capital improvements are accounted for as leasehold improvements and are depreciated over the shorter of the estimated useful life of the asset or the remaining initial contractual term of the master lease. Tenant capital improvements also include growth capital improvements initially funded by Windstream and for which reimbursement from Uniti has been requested. When reimbursement is received from Uniti, the related amounts included in tenant capital improvements are derecognized. During the Successor periods of 2021 and 2020, Uniti reimbursed the Company $221.5 million and $84.7 million, respectively, for growth capital improvements.

Depreciation expense for both regulated and non-regulated operations of the Successor is computed using the straight-line method over the estimated useful lives of the related assets. When depreciable plant is retired or otherwise disposed of, the related cost and accumulated depreciation is deducted from the plant accounts, with the corresponding gain or loss reflected in operating results. As previously discussed in Note 1 under “Accounting Policy Changes”, the Predecessor had used the straight-line method of depreciation for its non-regulated operations and had used a group composite depreciation method for its regulated operations. Under the group composite method, when plant was retired, the original cost, net of salvage value, was charged against accumulated depreciation and no immediate gain or loss was recognized on the disposition of the plant.

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies and Changes, Continued:

Interest is capitalized in connection with the acquisition or construction of plant assets. Capitalized interest is included in the cost of the asset with a corresponding reduction in interest expense. Capitalized interest amounted to $5.9 million and $2.4 million for the Successor for the year ended December 31, 2021 and the period from September 22, 2020 through December 31, 2020, respectively. Capitalized interest amounted to $5.1 million and $6.6 million for the Predecessor for the period January 1, 2020 through September 21, 2020 and the year ended December 31, 2019, respectively.

In conjunction with the Company’s initiatives to migrate substantially all of its CLEC customers from time-division multiplexing (“TDM”) network equipment to newer technologies, replace existing ILEC copper cable with fiber optic cable, and reduce the number of leased and colocation sites, the Company retired certain property, plant and equipment during the fourth quarter of 2021, primarily consisting of TDM equipment and copper cable. At the time of retirement, the property, plant and equipment had a net book value of $35.6 million. The resulting non-cash loss on retirement has been presented separately within the accompanying consolidated statement of operations for the year ended December 31, 2021.

Asset Retirement Obligations – Asset retirement obligations are recognized in accordance with authoritative guidance on accounting for asset retirement obligations and conditional asset retirement obligations, which requires recognition of a liability for the fair value of an asset retirement obligation if the amount can be reasonably estimated. Asset retirement obligations include legal obligations to remediate the asbestos in certain buildings if we exit them, to properly dispose of chemically-treated telephone poles at the time they are removed from service and to restore certain leased properties to their previous condition upon exit from the lease. These asset retirement obligations totaled $25.5 million and $24.7 million as of December 31, 2021 and 2020, respectively, and are included in other liabilities in the accompanying consolidated balance sheets.

Impairment of Long-Lived Assets – Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable from future, undiscounted net cash flows expected to be generated by the asset group. If the asset group is not fully recoverable, an impairment loss would be recognized for the difference between the carrying value of the asset group and its estimated fair value based on discounted net future cash flows.

Derivative Instruments – Derivative instruments are accounted for in accordance with authoritative guidance for recognition, measurement and disclosures about derivative instruments and hedging activities, including when a derivative or other financial instrument can be designated as a hedge. This guidance requires recognition of all derivative instruments at fair value as either assets or liabilities, depending on the rights or obligations under the related contracts, and accounting for the changes in fair value based on whether the derivative has been designated as, qualifies as and is effective as a hedge. Changes in fair value of the effective portions of cash flow hedges are recorded as a component of other comprehensive income (loss) in the current period. Any ineffective portion of the hedges is recognized in earnings in the current period. See Note 7 for additional information regarding the Company’s hedging activities and derivative instruments.

Revenue Recognition – Revenues from contracts with customers are earned primarily through the provisioning of telecommunications and other services and through the sale of equipment to customers and contractors. These services include a variety of communication and connectivity services for consumer and business customers including other carriers that use our facilities to provide services to their customers, as well as professional and integrated managed services provided to large enterprises and government customers. These revenues are accounted for under ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). Revenues that are not accounted for under ASC 606 are earned from leasing arrangements, federal and state universal service funds and other regulatory-related sources and activities.

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies and Changes, Continued:

A contract’s transaction price, considering discounts given for bundled purchases and promotional credits, is allocated to each distinct performance obligation, a promise in a contract to transfer a distinct good or service to the customer, and recognized as revenue when, or as, the performance obligation is satisfied. The majority of our contracts have multiple performance obligations. While many contracts include one or more performance obligations, the revenue recognition pattern is generally not impacted by the allocation since the performance obligations are generally satisfied over the same period of time. When the method and timing of transfer and performance risk are the same, services are deemed to be highly interdependent. Highly interdependent, indistinct, services are combined into a single performance obligation. Although each month of services promised is a separate performance obligation, the series of monthly service performance obligations promised over the course of the contract is deemed to be a single performance obligation for purposes of the allocation.

For contracts with multiple performance obligations, the contract’s transaction price is allocated to each performance obligation based on the relative standalone selling price of each performance obligation in the contract. The standalone selling price is the estimated price we would charge for the good or service in a separate transaction with similar customers in similar circumstances. Identifying distinct performance obligations and determining the standalone selling price for each performance obligation within a contract with multiple performance obligations requires management judgment.

Performance obligations are satisfied over time as services are rendered or at a point in time depending on our evaluation of when the customer obtains control of the promised goods. Revenue is recognized when obligations under the terms of a contract with the customer are satisfied; generally, this occurs when services are rendered or control of the communication products is transferred. Service revenues are recognized over the period that the corresponding services are rendered to customers. Revenues that are billed in advance include monthly recurring network access and data services, special access and monthly recurring voice, Internet and other related charges. Revenues derived from other telecommunications services, including interconnection, long-distance and enhanced services are recognized monthly as services are provided. Telecommunications network maintenance revenue from indefeasible rights to use fiber optic network facility arrangements (“IRUs”) are generally recognized over the term of the related contract. Sales of communications products including customer premise equipment and modems are recognized when products are delivered to and accepted by customers.

In determining whether installation is a separate performance obligation, management evaluates, among other factors, whether other performance obligations are highly dependent upon installation requiring significant integration or customization or whether a customer can benefit from the installation with other readily available resources. In circumstances where customers can benefit from the installation with other readily available resources, installation is a separate performance obligation. Installation revenue is recognized when the installation is complete. In circumstances where other telecommunication service performance obligations are highly dependent upon installation, installation is not a separate purchase obligation, and accordingly, the installation fees are included in the transaction price allocated to and recognized with other telecommunication service performance obligations.

Fees assessed to customers for service activation are considered a material right in a month-to-month contract. These service activation fees are deferred and recognized as service revenue on a straight-line basis over the estimated life of the customer.

As permitted under ASC 842, Leases, the Successor adopted the predominance practical expedient applicable to contracts with customers that include both lease and non-lease components and prospectively combines the lease and non-lease components into a single performance obligation for purposes of recognizing revenue from such contracts as a result of the application of fresh start accounting.

As a practical expedient, similar contracts or performance obligations are grouped together into portfolios of contracts or performance obligations when the result does not differ materially from considering each contract or performance obligation separately. The portfolio approach is applied for the following: service activations, installation services, certain promotional credits, commissions and other costs to fulfill a contract. Portfolios are recognized over the estimated life of the customer. Determining the estimated life of the customer requires management judgment.

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies and Changes, Continued:

The estimated life of customer relationships varies by customer type. Wholesale customer lives are estimated based on the average number of months each individual circuit is active. Business customer lives are based on average contract terms. Residential customer lives are estimated based on average customer tenure.

Certain contracts include discounts and promotional credits given to customers. Discounts and promotional credits are included in the transaction price. These estimates are based on historical experience and anticipated performance.

In determining whether to include in revenues and expenses, the taxes and surcharges assessed and collected from customers and remitted to government authorities, including USF charges, sales, use, value added and excise taxes, management evaluates, among other factors, whether the Company is the primary obligor or principal tax payer for the fees and taxes assessed in each jurisdiction in which it operates. In those jurisdictions for which the Company is the primary obligor, taxes and surcharges are recorded on a gross basis and included in revenues and costs of services and products. In jurisdictions in which the Company functions as a collection agent for the government authority, taxes are recorded on a net basis and the amounts excluded from revenues and costs of services and products.

The Company offers third-party video services to customers. The third-party service provider retains control of the service and is the primary obligor. Accordingly, the Company records commissions received on a net basis.

See Note 9 for additional information regarding our revenues from contracts with customers including contract balances, remaining performance obligations, revenue by category and deferred contract costs.

Connect America Fund Support – In conjunction with reforming USF, the FCC established the CAF which provides incremental broadband funding to a number of unserved and underserved locations. In 2015, Windstream accepted support offers under CAF Phase II for 17 of 18 states in which the Company is the incumbent provider, totaling approximately $175.0 million in annual funding, which continued through 2021. CAF funding received is included in services revenues in the consolidated statements of operations.

Grant Funds Received for Broadband Expansion – Beginning in the fourth quarter of 2020, Windstream received funding from various states to fund the cost of capital expenditures incurred to expand the availability and affordability of residential high-speed Internet service. In 2021, this funding primarily consisted of $46.3 million received from the Arkansas Rural Connect (“ARC”) Broadband Program, which was funded through the federal American Rescue Plan Act of 2021 (“ARPA”). As of December 31, 2021, the amount of ARC funding received not yet expended was $40.4 million and is included in other current liabilities in the accompanying consolidated balance sheet. In 2020, Windstream received $7.9 million in funding from various states under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”). Grant funds received for broadband expansion are accounted for as a reduction of the cost of the related capital expenditures.

Intercarrier Billing Disputes – The Company routinely disputes network access charges that are billed by other companies for access to their networks. Management has accrued amounts that it believes are adequate related to ongoing billing disputes. The reserves are subject to changes in estimates and management judgment as new information becomes available. Due to the length of time historically required to resolve these disputes, these matters may be resolved or require adjustment in future periods and relate to costs invoiced, accrued or paid in prior periods. Through the bankruptcy settlement process, certain billing disputes were resolved. Amounts recorded for billing disputes were not material as of December 31, 2021 and 2020. While management believes the reserves recorded for billing disputes are adequate as of December 31, 2021, it is possible that future adjustments to these reserves could be recorded and such adjustments could be significant.

Advertising – Advertising costs are expensed as incurred. Advertising expense for the Successor totaled $49.6 million and $11.1 million for the year ended December 31, 2021 and the period from September 22, 2020 through December 31, 2020, respectively. Advertising expense for the Predecessor totaled $24.4 million and $36.1 million for the period January 1, 2020 through September 21, 2020 and the year ended December 31, 2019, respectively.

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies and Changes, Continued:

Equity and Share-Based Compensation – The Company issues equity-based awards in the form of time-based restricted common units, performance-based restricted common units and performance-based options. In accordance with authoritative guidance on share-based compensation, compensation expense for time-based restricted units is measured at fair value on the date of the grant and recognized over the requisite service period. Compensation expense for performance-based restricted units and options is measured at the grant date fair value and recognized when it is probable that the performance condition (i.e., occurrence of a liquidity or change-in-control event) will be achieved. Forfeitures are accounted for prospectively when they occur.

The Predecessor estimated the fair value of stock options using the Black-Scholes valuation model and determined the fair value of restricted stock awards based on the grant date quoted market price of Old Holdings’ common stock. Fair value of stock options and time-based restricted stock awards was recognized as compensation expense, net of estimated forfeitures, on a straight-line basis over the period that each award vested. Performance-based awards were valued at fair value on the date on which the performance targets were set. Share-based compensation expense for performance-based awards was recognized when it was probable and estimable that the performance metrics would be achieved.

Compensation expense for equity-based and share-based awards is included in cost of services and selling, general and administrative expenses in the accompanying consolidated statements of operations. See Note 12 for additional information relating to equity-based and share-based awards.

Pension Benefits – Changes in the fair value of plan assets and actuarial gains and losses due to actual experience differing from actuarial assumptions, are recognized as a component of net periodic benefit expense (income) in the fourth quarter in the year in which the gains and losses occur, and if applicable in any quarter in which an interim remeasurement is required. The remaining components of net periodic benefit expense (income), primarily benefits earned, interest cost and expected return on plan assets, are recognized ratably on a quarterly basis. See Note 11 for additional information regarding actuarial assumptions, net periodic benefit expense (income), projected benefit obligation, plans assets, future contributions and payments.

Leases – The Company leases network assets and equipment, real estate, office space and office equipment. Leases with an initial term of 12 months or less are not recorded on the balance sheet, and we recognize lease expense for these leases on a straight-line basis over the lease term. We have lease agreements with lease and nonlease components, which are generally accounted for separately. For certain agreements in which we lease space for data storage and communications equipment within data centers, central offices of other interexchange carriers and alternative access providers, we account for the lease and nonlease components as a single lease component when the timing and pattern of transfer of the lease and nonlease components are identical, and the lease classification would have been an operating lease absent the combination.

Windstream uses an incremental borrowing rate when the rates implicit in the leases are not readily determinable. The incremental borrowing rates are based on Windstream’s unsecured rates, adjusted by adding the average credit spread percentage of its traded debt to the risk-free rate at maturity to approximate what Windstream would have to borrow on a collateralized basis over a similar period of time as the recognized lease term. Windstream applies the incremental borrowing rates to lease components using a portfolio approach based upon the length of the lease term and the reporting entity in which the lease resides.

Certain of our lease agreements include rental payments adjusted periodically for inflation. Lease liabilities are not remeasured as a result of changes to the inflation index. Changes to the inflation index are treated as variable lease payments and recognized in the period in which the obligation for those payments was incurred. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The exercise of lease renewal options is at our sole discretion. At inception of a lease, the lease term is generally equal to the initial lease term as a renewal is not reasonably certain at inception. Subsequent renewals are treated as lease modifications. Due to the nature and expected use of the leased assets, exercise of renewal options is reasonably certain for month-to-month fiber, colocation, point of presence and rack space leases. The lease term is based on the average lease term for similar assets or expected period of use of the underlying asset. We apply a portfolio approach to effectively account for the operating lease right-of-use asset and liability for these low dollar, high volume leases. Certain leases also include options to purchase the leased property.

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies and Changes, Continued:

Generally, lease agreements that include a bargain purchase option, transfer of ownership, contractual lease term equal to or greater than 75 percent of the remaining estimated economic life of the leased facilities or equipment or present value of minimum lease payments equal to or greater than 90 percent of the fair value of the leased facilities or equipment are accounted for as finance leases.

Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the lease term, including renewal option periods that are reasonably assured.

On January 1, 2019, the Predecessor adopted ASC Topic 842, Leases, using the modified retrospective transition method. Under the modified retrospective transition method, the cumulative effect of initial adoption was recognized as a $3.0 billion adjustment to the opening accumulated deficit balance at the adoption date.

Income Taxes – Income taxes are accounted for in accordance with guidance on accounting for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax balances are adjusted to reflect tax rates based on currently enacted tax laws, which will be in effect in the years in which the temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period of the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized. Uncertain tax positions are accounted for in accordance with authoritative guidance which prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. Our evaluations of tax positions consider various factors including, but not limited to, changes in tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, information obtained during in process audit activities and changes in facts or circumstances related to a tax position. Potential interest and penalties related to unrecognized tax benefits are accrued for in income tax (expense) benefit.

Recently Issued Authoritative Guidance

Income Taxes – In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). The standard intends to simplify accounting for income taxes by removing certain exceptions to the general principles in Topic 740 and by amending existing guidance to improve consistent application in financial statements. As required, the Company adopted ASU 2019-12 effective January 1, 2022. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

Reference Rate Reform – In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”). Subject to meeting certain criteria, ASU 2020-04 provides qualifying entities the option until December 31, 2022 to apply expedients and exceptions to contract modifications and hedging accounting relationships that reference the London Interbank Offering Rate (“LIBOR”) or another reference rate expected to be discontinued. In January 2021, the FASB issued ASU 2021-01, which permits entities to elect certain additional optional expedients and exceptions when accounting for derivative contracts and certain hedging relationships affected by changes in the interest rates used for discounting cash flows, computing variation margin settlements, and calculating price alignments in connection with reference rate reform activities under way in global financial markets. The Company is evaluating the impacts of this guidance to relevant transactions referencing LIBOR and the resulting impact on its consolidated financial statements.

Government Grants – In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance (“ASU 2021-10”) which requires entities to disclose information about certain government assistance transactions. The disclosures include information about the nature of the transactions and the related accounting policy used to account for government assistance, the effect of the government assistance on the balance sheet and income statement and any significant terms and conditions of the transactions, including commitments and contingencies. ASU 2021-10 is effective for fiscal years beginning after December 15, 2021, which is January 1, 2022 for the Company, with early adoption permitted. Upon adoption, Windstream will expand the Company’s disclosures to include the required disclosures for all transactions within the scope of the standard that are reflected in the financial statements as of the adoption date and all new transactions entered into after the date of adoption.

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Emergence from Voluntary Reorganization Under Chapter 11 Proceedings and Other Related Matters:

Filing of Chapter 11 Cases, Plan Support Agreement and Settlement with Uniti

As previously discussed in Note 1, on February 25, 2019, the Debtors filed the Chapter 11 Cases. On March 2, 2020, the Debtors entered into a Plan Support Agreement (the “PSA”) with certain members of first lien lenders and noteholders, including the Debtors’ largest creditor, Elliott Investment Management L.P. (“Elliott”), and Uniti. The PSA contemplated the Debtors’ restructuring and recapitalization through implementation of the Plan. The PSA provided for, among other things, the reduction of the Debtors’ existing funded debt of more than $4 billion.

The PSA and accompanying plan term sheet (the “Plan Term Sheet”), outlined the terms of the reorganization, including funding an exit facility in an aggregate amount up to $3,250 million and backstop commitments from certain first lien creditors (the “Backstop Commitment Agreement”) related to a $750 million common equity rights offering upon the effective date (the “Rights Offering”). The Backstop Commitment Agreement provided for a backstop premium equal to 8 percent of the $750 million committed amount payable in common stock (the “Backstop Premium”). Upon the Bankruptcy Court’s order approving the Backstop Premium Agreement on May 13, 2020, the Backstop Premium became fully earned and, the Predecessor accrued a liability of $60 million for the Backstop Premium in the second quarter of 2020, which amount was included in reorganization items, net.

In connection with the Chapter 11 Cases, on July 25, 2019, the Debtors filed a complaint seeking, among other things, to recharacterize the Uniti arrangement from a lease to a financing. On March 2, 2020, the Debtors announced an agreement with Uniti to settle the litigation. Uniti agreed to fund up to $1.75 billion in capital improvements to the network; pay the Company $400 million in quarterly cash installments over five years, at an annual interest rate of 9.0 percent, which amount currently may be paid in full or in part at any time, resulting in total cash payments ranging from $438 - $485 million (as Uniti prepaid amounts due in 2022 in fourth quarter 2021); and purchase, for $40 million, certain Company-owned fiber assets, including certain fiber indefeasible rights of use (“IRU”) contracts, with Debtors agreeing to provide operations and maintenance services related to the transferred contracts. Windstream also entered into a 20-year IRU with Uniti to use certain of the transferred fiber assets for an annual payment of $3.0 million. Uniti also transferred $244.5 million of proceeds to the Company from the sale of Uniti’s common stock to certain first lien creditors of the Debtors. The fiber asset sales, transfer of IRU contracts and agreement to provide operations and maintenance services are collectively referred to herein as the “Uniti Transactions”. The Uniti arrangement was bifurcated into two structurally similar but independent agreements, one applicable to network facilities within ILEC market areas and the other applicable to network facilities within CLEC market areas (collectively the “amended master lease agreements”). Annual rental payments, renewal options and other key terms under the amended master lease agreements remain the same as under the previous Uniti arrangement. On the one-year anniversary of any growth capital improvements funded by Uniti, the annual base rent payable by the Company will increase by an amount equal to 8.0 percent of such investment, subject to a 0.5 percent annual escalator. At a hearing held on May 7 - 8, 2020, the Bankruptcy Court approved the settlement. The trustee of certain of Old Services' pre-petition bonds, has appealed the approval of the settlement, along with the approval of the Plan, which appeal remains pending.

Of the total cash proceeds received at emergence from Uniti, net of $5.0 million paid to Uniti for deferred revenue related to the sold IRU contracts, $230.1 million was allocated to the sale of the fiber assets and IRU contracts, $15.7 million was assigned to the IRU contract between Windstream and Uniti, which was accounted for as a financing transaction, and the remaining $33.8 million was allocated to the operations and support services agreement, which was recorded as deferred revenue and will be recognized ratably over the period in which the services are provided. The expected $400.0 million in settlement payments from Uniti was allocated to certain leased fiber assets for which the Company relinquished its rights to continue to use. As a result, the settlement payments from Uniti were included in determining the present value of future minimum lease payments under the amended master lease agreements. Settlement payments received from Uniti are recorded as an accretion to the long-term operating lease liability. Reimbursements received from Uniti for growth capital improvements are accounted for as a reduction of the cost of the related assets when received.

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Emergence from Voluntary Reorganization Under Chapter 11 Proceedings and Other Related Matters, Continued:

Plan of Reorganization

On June 26, 2020, the Bankruptcy Court approved and confirmed the Plan that included ranges of allowed claims by creditor classes. The Debtors emerged from bankruptcy on the Effective Date (September 21, 2020).

On or following the Effective Date and pursuant to the Plan, the following occurred:

•Payment of Debtor-in-Possession (“DIP”) Credit Facilities - The Company paid in full and terminated the senior secured superpriority DIP credit facilities, including accrued interest of $902.3 million.

•

Cancellation of Predecessor Equity and Other Equity Interests - All outstanding common shares of Old Holdings and any vested or unvested shares of restricted stock, restricted stock units and stock options were cancelled, discharged and of no further force or effect.

•

Issuance of Successor Equity - The Company issued 90.0 million new equity units consisting of approximately 15.6 million common units and approximately 74.4 million special warrants to purchase common units to holders of allowed first lien claims and participants in the $750.0 million Rights Offering. In addition, the Company also issued under the management incentive plan approximately 6.5 million of equity-based awards to certain key management employees consisting of approximately 1.7 million of time-based restricted common units, approximately 1.1 million of performance-based restricted common units and approximately 3.7 million of performance-based stock options. The time-based restricted common units generally vest ratably over 4 years. The performance-based restricted common units and stock options vest upon satisfaction of both the time and performance conditions specified in the equity award agreement and will be settled only upon the occurrence of a liquidity or a change-in-control event.

•

Exit Financing - Win Services, a Delaware limited liability company and wholly owned subsidiary of Windstream, entered into (i) a senior secured revolving credit facility in an aggregate committed amount of up to $500.0 million maturing on September 21, 2024 and (ii) a senior secured first lien term loan facility in an aggregate principal amount of $750.0 million maturing on September 21, 2027. Debt issuance costs related to the exit financing paid on the Effective Date totaled $24.8 million.

•

Release of Debt Proceeds Held in Escrow - On August 25, 2020, Windstream Escrow LLC and Windstream Escrow Finance Corp. (“Escrow Issuers”), each an indirect wholly-owned subsidiary of Old Holdings, issued $1,400.0 million aggregate principal amount of 7.750 percent senior first lien notes due August 15, 2028 (the “2028 Notes”). The gross proceeds from the offering of the 2028 Notes were deposited into an escrow account. On the Effective Date of the Plan, the Borrower assumed all payment and other obligations of the Escrow Issuers and the proceeds from the 2028 Notes offering were released from the escrow account and remitted to the Company. Debt issuance costs related to the 2028 Notes paid on the Effective Date totaled $17.5 million.

•

Settlement of First Lien Debt Claims - Holders of first lien claims received on a pro rata basis: (i) 100 percent of the new equity units, subject to certain adjustments for dilution by the Backstop Premium, Rights Offering, and management incentive plan; (ii) cash in the amount equal to the sum of exit financing proceeds, flex proceeds, cash proceeds from the Rights Offering, and cash held by the Debtors; (iii) subscription rights; and (iv) first lien replacement loans, as applicable. Accordingly, all of Old Services’ outstanding obligations under the senior secured credit facility including the revolving line of credit, Tranche B6 term loan, Tranche B7 term loan, and 8.625 percent senior first lien notes (collectively the “Predecessor first lien obligations”) were canceled and the holders of claims under the Predecessor first lien obligations received 90.0 million equity units and $1,628.7 million in cash. First lien holders also received in cash accrued adequate protection payments of $55.4 million. In addition, outstanding obligations under the 6.750 percent senior notes due April 1, 2028 (the “Midwest Notes”) were canceled and certain holders of claims under the Midwest Notes received up to $100.0 million aggregate principal in new loans arising under the senior secured first lien term loan facility and other holders received up to $4.0 million in cash. Holders of Midwest Notes also received in cash accrued adequate protection payments of $0.4 million.

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Emergence from Voluntary Reorganization Under Chapter 11 Proceedings and Other Related Matters, Continued:

•

Settlement of Second Lien Debt Claims - Outstanding obligations under the 10.500 percent senior second lien notes and 9.000 percent senior second lien notes (collectively the “Predecessor second lien obligations”) were canceled and the holders of claims under the Predecessor second lien obligations received $1.5 million in cash.

•

Treatment of General Unsecured Claims - Holders of certain general unsecured claims against non-obligor Debtors received $126.8 million in cash. To administer and settle the remaining general unsecured claims, a separate cash account was established for Old Services in the amount of $196.0 million. Old Services is not a subsidiary of the Company nor required to be consolidated as a variable interest entity, and accordingly, the cash balance and related claims liabilities have been excluded from the Successor balance sheet as of September 21, 2020. Any excess cash not distributed to the general unsecured creditors will be distributed to the Company.

•

Funding of Professional Fee Escrow - To pay success-based fees earned at emergence and other professional fees accrued as of the Effective Date, $50.0 million in cash was transferred to a separate professional fees escrow account. In addition to funding the escrow account on the Effective Date, professional fees and other expenses were also paid amounting to $34.8 million.

On September 18, 2020, Windstream and Uniti executed the amended master lease agreements and on September 21, 2020, the companies completed the Uniti Transactions stipulated in the Settlement Agreement discussed above.

4. Fresh Start Accounting:

Fresh Start

Upon emergence from bankruptcy, the Predecessor applied fresh start accounting, in accordance with ASC 852, to its consolidated financial statements because (i) the holders of existing voting shares of the Predecessor received less than 50 percent of the voting shares of the Successor and (ii) the reorganization value of the Company’s assets of $9.4 billion immediately prior to confirmation of the Plan was less than the post-petition liabilities and allowed claims of $12.5 billion.

Under the principles of fresh start accounting, a new reporting entity was created, and, as a result, the Company allocated the reorganization value of the Company to its individual assets based on their estimated fair values in accordance with ASC 805, “Business Combinations”. Reorganization value represents the fair value of the Successor’s assets before considering liabilities. Any portion of the reorganization value not attributable to specific tangible or identifiable intangible assets is reported as goodwill. As a result of the application of fresh start accounting and the effects of the implementation of the Plan, the consolidated financial statements after September 21, 2020 are not comparable with the consolidated financial statements as of or prior to that date.

Reorganization Value

As set forth in the Plan and the Disclosure Statement, the enterprise value of the Successor was estimated to be between $3,500.0 million and $4,000.0 million as of the Effective Date. Based on the estimates and assumptions discussed below, the Company estimated the enterprise value to be $3,750.0 million for financial reporting purposes, which is the mid-point of the range of enterprise value per the Plan. The reorganization value was then determined by adding back liabilities other than interest bearing debt, pension obligations, financing lease obligations and the deferred tax impact of the reorganization and fresh start adjustments.

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Fresh Start Accounting, Continued:

The Company estimated the enterprise value of the Successor utilizing three valuation methods: a comparable company analysis, a precedent transactions analysis, and a discounted cash flow (“DCF”) method. The comparable company analysis is based on the enterprise values of selected publicly-traded telecommunications companies with operating and financial characteristics comparable to the Company. Under this methodology, certain financial multiples that measure financial performance and value are calculated for each selected company and then applied to imply an estimated enterprise value of the Company.

The precedent transaction analysis is based on the implied enterprise values of companies and assets involved in publicly disclosed merger and acquisition transactions which the targets had operating and financial characteristics comparable to certain respects of the Company. Under this methodology, a multiple is derived using the enterprise value of each such target, calculated as the consideration paid and the net debt assumed in the merger or acquisition transaction relative to a financial metric, in this case, EBITDA (earnings before interest, income taxes, depreciation and amortization) for the Company, for the last twelve-month period. Utilizing these multiples, a reference range was created to imply an estimated enterprise value range.

The DCF analysis is a forward-looking enterprise valuation methodology that estimates fair value by calculating the present value of expected future cash flows to be generated plus a present value of the estimated terminal value. The Company established an estimate of future cash flows for the years 2020 to 2026 based on the financial projections and assumptions utilized in the Company’s disclosure statement, which were derived from earnings forecasts and assumptions regarding growth and margin projections. A terminal value was calculated using the constant growth method based on the projected cash flows of the final year of the forecast period. The cash flow assumptions used in the DCF analysis reflected the Company’s best estimates at the time the analysis was prepared.

The following table reconciles the Company’s enterprise value per the Plan to its reorganization value as of the Effective Date:

(Millions)
Enterprise value	$3,750.0
Plus:
Cash balance at emergence	107.9
Current liabilities (excluding current portion of pension obligations)	972.3
Noncurrent operating lease obligations	4,157.0
Noncurrent deferred income tax liabilities	310.4
Other liabilities (excluding pension and financing lease obligations)	150.3
Reorganization value	$9,447.9

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Fresh Start Accounting, Continued:

Consolidated Balance Sheet

The adjustments set forth in the following consolidated balance sheet as of September 21, 2020 reflect the consummation of the transactions contemplated by the Plan (presented in the column “Reorganization Adjustments”) and the fair value adjustments as a result of applying fresh start accounting (presented in the column “Fresh Start Adjustments”). The explanatory notes describe methods used to determine fair values or other amounts of the assets and liabilities, as well as significant assumptions or inputs.

(Millions, except par value)	Predecessor	Reorganization Adjustments (A)		Fresh Start Adjustments (B)		Successor
Current Assets:
Cash and cash equivalents	$88.8	$19.1	(1)	$—		$107.9
Restricted cash	5.3	—		—		5.3
Accounts receivable, net	517.2	(41.6)	(2)	(21.2)	(18)	454.4
Inventories	70.0	—		0.2		70.2
Prepaid expenses and other	266.5	(18.3)	(3)	(75.8)	(19)	172.4
Total current assets	947.8	(40.8)		(96.8)		810.2
Goodwill	61.3	—		(61.3)	(20)	—
Other intangibles, net	1,022.8	—		(384.9)	(20)	637.9
Property, plant and equipment, net	3,778.7	(41.2)	(4)	(243.8)	(21)	3,493.7
Operating lease right-of-use assets	3,860.3	559.9	(5)	40.9	(22)	4,461.1
Other assets	81.9	8.9	(6)	(45.8)	(19)	45.0
Total Assets	$9,752.8	$486.8		$(791.7)		$9,447.9
Liabilities and Equity (Deficit)
Current Liabilities:
Current portion of long-term debt	$900.0	$(892.5)	(7)	$—		$7.5
Current portion of operating lease obligations	0.5	308.0	(5)	(6.6)	(22)	301.9
Accounts payable	343.5	(114.8)	(8)	(21.0)	(18)	207.7
Advance payments	146.3	3.4	(9)	(17.2)	(23)	132.5
Accrued taxes	77.4	—		—		77.4
Other current liabilities	314.1	(62.0)	(10)(11)	0.4		252.5
Total current liabilities	1,781.8	(757.9)		(44.4)		979.5
Long-term debt	—	2,074.2	(7)	32.3	(24)	2,106.5
Long-term operating lease obligations	1.8	4,118.4	(5)	36.8	(22)	4,157.0
Deferred income taxes	—	485.5	(13)	(175.1)	(25)	310.4
Other liabilities	32.5	440.7	(12) (14)	(41.7)	(23)(26)	431.5
Liabilities subject to compromise	10,667.1	(10,667.1)	(12)	—		—
Total liabilities	12,483.2	(4,306.2)		(192.1)		7,984.9
(Deficit) Equity:
Predecessor common stock	—	—	(16)	—		—
Predecessor additional paid-in capital	1,254.6	(1,254.6)	(17)	—		—
Successor equity units	—	1,463.0	(15)	—		1,463.0
Accumulated other comprehensive income	14.1	—		(14.1)	(27)	—
(Accumulated deficit) retained earnings	(3,999.1)	4,584.6	(16) (17)	(585.5)	(27)	—
Total (deficit) equity	(2,730.4)	4,793.0		(599.6)		1,463.0
Total Liabilities and (Deficit) Equity	$9,752.8	$486.8		$(791.7)		$9,447.9

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Fresh Start Accounting, Continued:

A. Reorganization Adjustments

In accordance with the Plan, the following adjustments were made:

(1)	The table below reflects the sources and uses of cash on the Effective Date from implementation of the Plan:

(Millions)
Cash at September 21, 2020	$88.8
Sources:
Proceeds from Rights Offering	750.0
Release of exit financing funds – 2028 Notes	1,410.8
Proceeds from term loan exit financing, net of discount	624.0
Proceeds from Uniti Transactions	279.6	(a)
Total sources of cash	3,064.4
Uses:
Payment of DIP facilities, including accrued interest	(902.3)
Payment of exit financing debt issuance costs	(42.3)
Payment of first lien claims and accrued adequate protection payment	(1,687.2)
Payments to holders of Midwest Notes	(4.4)
Payments for second lien and non-obligor general unsecured claims	(128.3)
Funding of remaining general unsecured claims recovery pool	(196.0)	(b)
Payment of professional fees and other expenses	(34.8)
Funding of professional fees escrow account	(50.0)
Total uses of cash	$(3,045.3)
Net sources of cash	$19.1
Cash upon emergence	$107.9

(a)

Includes $230.1 million from the sale of assets, $15.7 million from the IRU financing transaction, as well as $33.8 million in deferred operations and maintenance revenues of which $3.1 million and $30.7 million are reflected in advance payments and other liabilities, respectively.

(b)

Pursuant to the terms of the Plan, on the Effective Date, the Company funded in cash to Old Services the general unsecured claims recovery pool in the amount of $196.0 million. This cash will be used to administer and settle the remaining non-obligor unsecured claims. Any excess cash not distributed to the general unsecured creditors will be distributed to the Successor. Old Services is not a subsidiary of the Successor nor required to be consolidated as a variable interest entity, and accordingly, the cash balance and related claims liabilities have been excluded from the Successor balance sheet as of September 21, 2020.

(2)

Reflects $35.4 million of receivables that were netted against reconciled non-obligor general unsecured claims paid at emergence and the reinstatement of $6.0 million of billed accounts receivable credits included in liabilities subject to compromise to be satisfied in the ordinary course of business.

(3)

Adjustments reflect the release from escrow of $10.9 million of prepaid interest applicable to the 2028 Notes, the reclassification of $4.7 million of prepaid debt issuance costs related to the senior secured term loan credit facility to deferred debt issuance costs, the recognition of $1.6 million of prepaid income taxes, and the write-off of $1.1 million in prepaid expenses in connection with the sale of assets to Uniti.

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Fresh Start Accounting, Continued:

(4)	Reflects the write-off of the net book value of property, plant and equipment of $41.2 million in connection with the sale of assets to Uniti.

(5)

Reflects the reinstatement and revaluation of the right-of-use assets, current portion of operating lease obligations and long-term operating lease obligations of $559.9 million, $225.4 million, and $3,913.9 million, respectively, attributable to the amended master lease agreements with Uniti. The revaluation resulted in a $25.7 million gain. The adjustments also include the reinstatement of all other operating lease obligations included within liabilities subject to compromise to be satisfied in the ordinary course of business consisting of $82.6 million representing the current portion of operating lease obligations and $204.5 million representing the long-term operating lease obligations.

(6)	Reflects the payment and deferral of fees related to the senior secured revolving credit facility.

(7)

Adjustment to the current portion of long-term debt reflects the repayment of borrowings outstanding under the senior secured superpriority DIP credit facilities at emergence. Adjustment to long-term debt reflects the receipt of proceeds held in escrow from the issuance of the 2028 Notes and the issuance of borrowings under the senior secured term loan facility as follows:

(Millions)
2028 Notes	$1,400.0
Term loan facility	750.0	(a)
Total long-term debt - exit financing	2,150.0
Less:
Current portion of long-term debt	(7.5)
Original debt issuance discount	(30.0)	(b)
Deferred debt issuance costs	(38.3)
Net impact on long-term debt	$2,074.2

(a)	Includes $96.0 million issued to settle the Midwest Notes.

(b)	Includes a payment in cash of $4.0 million to holders of Midwest Notes.

(8)	Accounts payable activity included the following:

(Millions)
Reinstate unreconciled non-obligor general unsecured claims	$196.0
Reinstate accounts payable from liabilities subject to compromise	2.5
	198.5
Less:
Funding of accrued unsecured claims and professional fees	(246.0)	(a)
Settlement of backstop premium liability	(60.0)
Amounts included in settlement of reconciled non-obligor general unsecured claims	(7.3)
Net impact on accounts payable	$(114.8)

(a)	Includes accrued professional fees of $50.0 million to be paid from the professional fees escrow account.

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Fresh Start Accounting, Continued:

(9)

Adjustments reflect the deferral of $3.1 million in operations and maintenance revenues and a write-off of $4.6 million in deferred lease and maintenance revenues related to the Uniti Transactions. The adjustments also reflect the reinstatement of $4.9 million of advance payments included within liabilities subject to compromise to be satisfied in the ordinary course of business.

(10)

Adjustments reflect the remittance of $55.8 million in accrued deferred adequate protection payment to holders of Predecessor first lien obligations and holders of the Midwest Notes. The adjustments also include the payment of $2.2 million in accrued interest associated with the DIP credit facilities.

(11)	Reflects the payment of accrued expenses and reinstatement of other current liabilities included within liabilities subject to compromise to be satisfied in the ordinary course of business as follows:

(Millions)
Payment of professional fees and other expenses	$(34.3)
Reinstatement of financing lease obligations	14.0
Reinstatement of general insurance liabilities	9.1
Reinstatement of current portion of pension and OPEB obligations	7.1
Current portion of IRU financing obligation with Uniti	0.1
Net impact on other current liabilities	$(4.0)

(12)Liabilities subject to compromise were reinstated or settled as follows in accordance with the Plan:

(Millions)
Liabilities subject to compromise pre-emergence	$(10,667.1)
Reinstated on the Effective Date:
Accounts receivable	6.0
Accounts payable	2.5
Current portion of operating lease obligations	263.6
Advance payments	5.0
Other current liabilities	30.2
Long-term operating lease obligations	3,628.6
Deferred income taxes	93.7
Other liabilities	395.8	(a)
Total liabilities reinstated	$4,425.4
Less amounts settled per the Plan:
Repayment in cash of debt and swaps	$1,637.4
Equity issued at emergence to first lien holders in settlement of liabilities subject to compromise	203.0
Funding of unreconciled non-obligor general unsecured claims	196.0
Payments for settlement of non-obligor general unsecured claims	80.8
Debt settled with the issuance of new debt, net of discount	96.0
Amounts included in settlement of reconciled non-obligor general unsecured claims	28.1
Liabilities subject to compromise settled through the Uniti Transactions	18.3
Total amounts settled	2,259.6
Gain on settlement of liabilities subject to compromise	$(3,982.1)

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Fresh Start Accounting, Continued:

(a)	Reinstatement of other liabilities were as follows:

(Millions)
Reinstatement of noncurrent pension and OPEB obligations	$(238.6)
Reinstatement of pension lease obligation	(71.7)
Reinstatement of long-term asset retirement obligations	(55.0)
Reinstatement of noncurrent deferred revenue	(22.0)
Reinstatement of noncurrent financing lease obligations	(8.5)
Total reinstated other liabilities	$(395.8)

(13)

Reflects the reinstatement of deferred tax liabilities included within liabilities subject to compromise of $93.7 million and the deferred income tax effects of the Reorganization Adjustments which increased our net deferred tax liabilities by $391.8 million. Upon emergence from bankruptcy, our federal and state net operating loss carryforwards are expected to be reduced in accordance with Section 108 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), due to cancellation of debt income, which is excluded from U.S. federal taxable income. The estimated remaining deferred tax assets attributed to federal and state net operating loss carryforwards and credits upon emergence totaled $53.1 million. The adjustments reflect the restructuring of indebtedness upon emergence and a reduction in our valuation allowance.

(14)

Reflects the deferral of $30.7 million in operations and maintenance revenues, establishment of a $15.6 million financing obligation for the IRU agreement and a $1.4 million write-off of deferred lease and maintenance revenues in connection with the asset sales with Uniti.

(15)

Reflects the issuance of Successor equity units, consisting of 15.6 common units and 74.4 special warrants to purchase common units in exchange for settlement of first lien claims pursuant to the Plan.

(Millions)
Equity issued through Rights Offering	$1,200.0	(a)
Settlement of backstop premium liability	60.0
Value of equity issued to first lien holders	203.0
Total value of equity units	$1,463.0

(a)

Reflects the fair value of the equity units issued through the rights offering for proceeds of $750.0 million. The value of the equity discount of 37.5 percent or $450.0 million was recognized as a loss in reorganization items, net upon issuance.

(16)

Pursuant to the terms of the Plan, as of the Effective Date, all Predecessor common stock and stock-based awards were cancelled without any distribution to holders of common stock or share-based awards.

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Fresh Start Accounting, Continued:

(17)	The table reflects the cumulative impact of the reorganization adjustments discussed above:

(Millions)
Gain on settlement of liabilities subject to compromise	$(3,982.1)
Discount on Rights Offering	450.0
Gain on sale of assets to Uniti	(211.6)
Gain on modified Uniti lease	(25.7)
Professional fees	46.0
Total reorganization items, net	(3,723.4)
Tax impact on reorganization items, net	393.4
Cancellation of Predecessor equity	(1,254.6)	(a)
Net impact on accumulated deficit	$(4,584.6)

(a)	This value is inclusive of Predecessor common stock and additional paid in capital.

B. Fresh Start Adjustments

In accordance with ASC 852, the Predecessor applied fresh start accounting which requires the revaluing of assets and liabilities to fair value, including any existing and new intangible assets. Fresh start accounting also requires the elimination of all predecessor earnings or deficits included in retained earnings and accumulated other comprehensive income and any adjustments resulting from the application of new accounting policies implemented by the Successor. All fresh start adjustments reflect the actual amounts recorded as of September 21, 2020. The fair values of assets and liabilities were determined using the assistance of a third-party valuation firm using income, cost and market approaches as further described below.

(18)

Reflects the reclassification of $21.0 million in carrier credits to accounts payable due to prospectively changing the presentation of amounts due to/from other carriers to a net basis within the consolidated balance sheet. As discussed in Note 1, the Successor implemented this account policy change in conjunction with applying fresh start accounting. See corresponding decrease to accounts payable. The adjustments also include $0.2 million to adjust unbilled receivables to reflect management’s best estimate of the expected collectibility of the unbilled amounts.

(19)

Reflects the fair value adjustment to eliminate the current and noncurrent portion of contract assets, deferred commission costs and other costs to fulfill a contract ($66.4 million included in prepaid expenses and other and $42.5 million included in other assets) recognized in accordance with ASC 606, Revenues from Contracts with Customers. The adjustments to prepaid expenses and other also include a $6.0 million write-off of a Predecessor prepaid director and officer liability insurance policy. Management determined that the remaining unamortized contract assets, deferred costs and prepaid insurance do not provide any future economic benefits to the Company. The remaining adjustments to prepaid expenses and other include $3.4 million to reduce prepaid rent and lease facility deferrals to fair value. The remaining adjustments to other assets include $2.9 million to reduce lease facility deferrals to fair value.

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Fresh Start Accounting, Continued:

(20)

Reflects the elimination of historical goodwill and other intangible assets and the recognition of certain intangible assets at estimated fair value. The following table sets forth estimated fair values of these intangible assets and their estimated useful lives:

(Millions)	Estimated Fair Value		Estimated Useful Life
FCC spectrum licenses	$78.9	(a)	Indefinite
Customer relationships	402.5	(b)	4 - 5 years
Trade names	154.0	(b)	20 years
Product names	2.5	(b)	10 years
Total intangible assets upon emergence	637.9
Elimination of historical acquired intangible assets	(1,022.8)
Fresh start adjustment to acquired intangible assets	$(384.9)

(a)

The spectrum licenses were acquired in auctions conducted by the FCC. In applying fresh start accounting, the carrying amount of the licenses was deemed to approximate fair value, because the majority of the spectrum licenses were acquired in 2020 through a market-based auction process and there were no known events or other market conditions that would indicate the fair value of the spectrum licenses had changed from the dates of acquisition. Currently, there are no legal, regulatory, contractual, competitive, economic or any other factors that would limit the use life of the spectrum licenses. Accordingly, the spectrum licenses have been classified as indefinite-lived intangible assets.

(b)

The customer relationship intangible assets were valued using an income approach based on the present value of future cash flows attributable to the existing customer base adjusted for normal attribution. Trade and product names were valued using the relief-from-royalty method, which also is an income approach. Significant assumptions utilized in both income approaches were based on specific information and projections that are not observable in the market and are therefore considered Level 3 measurements within the fair value hierarchy. Customer relationships will be amortized using the sum-of-the-years digits methodology while all other finite-lived intangible assets will be amortized on a straight-line basis over their estimated useful lives. See Note 5 for additional information with respect to the FCC spectrum licenses and other finite-lived intangible assets.

(21)

Reflects the fair value adjustment to record the Company’s property, plant and equipment at estimated fair values of such property, plant and equipment. Fair value was determined using a cost approach, which estimates the fair value based on the current cost of replacing an asset with an asset of equivalent economic utility. The cost to replace an asset reflects the estimated reproduction or replacement cost of the asset less an allowance for loss in value due to normal depreciation.

(22)

Reflects the fair value adjustment to operating lease right-of-use assets and liabilities. Upon application of fresh start accounting, the Company revalued its operating lease right-of-use assets and liabilities using the incremental borrowing rate applicable to the Company after emergence from bankruptcy and commensurate with its new capital structure. The incremental borrowing rate used was 8.06 percent. The operating lease right-of-use-assets were further adjusted to reflect the resetting of the Company's straight-line lease calculations.

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Fresh Start Accounting, Continued:

(23)

Reflects the fair value adjustment to eliminate the current and noncurrent portion of deferred installation revenues ($16.7 million included in advance payments and $10.6 million included in other liabilities) recognized in accordance with ASC 606 for which the installation services had been completed and there were no remaining performance obligations to the Company associated with these revenues. The amount also includes a fresh start adjustment of $6.9 million to reduce noncurrent deferred revenues to estimated fair value. The fair value of the deferred revenue was determined using a market approach and a cost approach. The market approach values deferred revenue based on the amount an acquirer would be required to pay a third party to assume the remaining performance obligations. The cost approach values deferred revenue utilizing estimated costs that will be incurred to fulfill the obligation plus a normal profit margin for the level of effort or assumption of risk by the acquirer.

(24)

Reflects an adjustment of $21.0 million to decrease the fair value of the 2028 Notes issued in August 2020 and an adjustment of $15.0 million to increase the fair value of the term loan facility. The fair value adjustments were based on observed market data for the debt obligations at the date of emergence. The fair value adjustment also includes the write-off of deferred debt issuance costs of $38.3 million incurred prior to or at emergence related to the 2028 Notes and the term loan facility.

(25)

Reflects a net decrease to deferred tax liabilities for fresh start adjustments as outlined in the table included in note (27) below and are primarily attributable to changes in the valuation of property, plant and equipment and intangible assets, partially offset by a decrease in the valuation allowance. The adjustment also includes a $4.7 million reduction in net deferred tax liabilities attributable to the elimination of Predecessor accumulated other comprehensive income. The Company believes it is more likely than not that its deferred tax assets remaining after emergence will be realized based on taxable income from reversing deferred tax liabilities primarily attributable to property, plant and equipment and intangible assets.

(26)

In addition to the adjustment to reduce noncurrent deferred revenues discussed in adjustment (23) above, the fair value adjustments include a reduction in asset retirement obligations of $30.8 million to reflect the fair value of these obligations. In addition, a deferred gain of $4.3 million was recorded in connection with a previous sale-leaseback transaction. Upon application of fresh start accounting, this deferred gain was written-off. The decreases to other liabilities were partially offset by an increase in the Company’s pension benefit obligations of $10.9 million. The Company’s pension benefits obligations were calculated based upon a number of actuarial assumptions, including an expected long-term rate of return on pension plan assets of 7.0 percent and a discount rate of 2.6 percent. The discount rate selected is derived by identifying a theoretical settlement portfolio of high-quality corporate bonds sufficient to provide for the plan’s projected benefit payments. The values of the plan’s projected benefit payments are matched to the cash flows of the theoretical settlement bond portfolio to arrive at a single equivalent discount rate that aligns the present value of the required cash flows with the market value of the bond portfolio.

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Fresh Start Accounting, Continued:

(27)	The table below reflects the cumulative impact of the fresh start adjustments as discussed above:

(Millions)
Fresh start adjustment to accounts receivable, net	$(21.2)
Fresh start adjustment to inventories	0.2
Fresh start adjustment to prepaid expenses and other	(75.8)
Fresh start adjustment to goodwill	(61.3)
Fresh start adjustment to other intangible assets, net	(384.9)
Fresh start adjustment to property, plant and equipment, net	(243.8)
Fresh start adjustment to operating lease right-of-use assets	40.9
Fresh start adjustment to other assets	(45.8)
Fresh start adjustment to current portion of operating lease obligations	6.6
Fresh start adjustment to accounts payable	21.0
Fresh start adjustment to advance payments	17.2
Fresh start adjustment to other current liabilities	(0.4)
Fresh start adjustment to long-term debt	(32.3)
Fresh start adjustment to long-term operating lease obligations	(36.8)
Fresh start adjustment to other liabilities	41.7
Elimination of Predecessor accumulated other comprehensive income	18.8
Total fresh start adjustments impacting reorganization items, net	(755.9)
Tax impact on reorganization items, net	170.4
Net impact to retained earnings	$(585.5)

Reorganization Items, Net

The Debtors incurred significant costs associated with the reorganizations. Professional fees included in reorganization items, net represented fees for post-petition expenses related to the Chapter 11 Cases. The write-offs of deferred long-term debt issuance costs and original issue net discount related to debt classified as liabilities subject to compromise. Included in debtor-in-possession financing costs for the year ended December 31, 2019 (Predecessor) were fees of $16.9 million that were netted against the $500.0 million proceeds received from issuance of the DIP Facilities, as further discussed in Note 6.

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Fresh Start Accounting, Continued:

Reorganization items, net incurred as a result of the Chapter 11 Cases presented separately in the accompanying consolidated statement of operations were as follows:

	Predecessor
(Millions)	Period from January 1, 2020 through September 21, 2020	Year Ended December 31, 2019
Professional fees and other bankruptcy-related costs	$160.5	$139.2
Provision for estimated damages on rejected executory contracts	16.7	29.3
Provision for general unsecured claims	258.1	—
Gain on settlement of liabilities subject to compromise	(3,982.1)	(15.5)
Discount on Rights Offering	450.0	—
Gain from the sale of assets to Uniti	(211.8)	—
Gain on amended master lease with Uniti	(25.7)	—
Fresh start adjustments	755.9	—
Gain on write-off of net lease liabilities for rejected leases	—	(17.7)
Backstop premium liability	60.0	—
Write-off of deferred long-term debt issuance costs	—	54.8
Write-off of original issue net discount on debt subject to compromise	—	27.1
Debtor-in-possession financing costs	—	43.4
Reorganization (gains) expenses, net	$(2,518.4)	$260.6

5. Intangible Assets, Net:

Indefinite-lived intangible assets were as follows at December 31:

(Millions)	2021	2020
FCC Spectrum licenses	$78.9	$78.9

During 2020 and 2019, the Predecessor acquired wireless spectrum licenses in the 3.5, 24, 28 and 37 GHz bands in auctions conducted by the FCC for $78.9 million. The spectrum licenses have an initial term of 10 years and are subject to renewal by the FCC. Currently, there are no legal, regulatory, contractual, competitive, economic or other factors that would limit the useful life of the spectrum. As of December 31, 2021, the weighted average remaining renewal period for the acquired spectrum licenses was 8.6 years.

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Intangible Assets, Net, Continued:

The gross carrying amount and accumulated amortization of finite-lived intangible assets by major category were as follows at December 31:

	2021			2020
(Millions)	Gross Cost	Accumulated Amortization	Net Carrying Value	Gross Cost	Accumulated Amortization	Net Carrying Value
Successor:
Customer relationships	$402.5	$(188.3)	$214.2	$402.5	$(43.4)	$359.1
Trade and product names	156.5	(10.2)	146.3	156.5	(2.2)	154.3
Balance	$559.0	$(198.5)	$360.5	$559.0	$(45.6)	$513.4

The amortization methodology and useful lives for finite-lived intangible assets were as follows:

Intangible Assets	Amortization Methodology	Estimated Useful Life
Customer relationships	sum of years digits	4 - 5 years
Trade names	straight-line	20 years
Product names	straight-line	10 years

Amortization expense for intangible assets subject to amortization for the Successor for the year ended December 31, 2021 and the period from September 22, 2020 through December 31, 2020 was $152.9 million and $45.6 million, respectively. Amortization expense for intangible assets subject to amortization was estimated to be as follows for each of the years ended December 31:

Year	(Millions)
2022	$115.4
2023	78.0
2024	40.6
2025	12.0
2026	8.0
Thereafter	106.5
Total	$360.5

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Intangible Assets, Net, Continued:

Predecessor - Finite-Lived Intangible Assets

The amortization methodology and useful lives for finite-lived intangible assets recognized by the Predecessor from previous business combinations were as follows:

Intangible Assets	Amortization Methodology	Estimated Useful Life
Franchise rights	straight-line	30 years
Customer lists	sum of years digits	5.5 - 15 years
Cable franchise rights	straight-line	15 years
Trade names	straight-line	1 - 10 years
Developed technology and software	straight-line	3 - 5 years
Patents	straight-line	3 years

Amortization expense for intangible assets subject to amortization for the Predecessor for the period January 1, 2020 through September 21, 2020 and the year ended December 31, 2019 was $98.2 million and $171.0 million, respectively.

6. Debt:

Debt was as follows at December 31:

(Millions)	2021	2020
Issued by Win Services:
Senior secured term loan facility - variable rate, due September 21, 2027	$726.6	$744.2
Senior first lien notes - 7.750%, due August 15, 2028	1,400.0	1,400.0
Discount on long-term debt (a)	(31.2)	(34.6)
	2,095.4	2,109.6
Less current portion	(7.5)	(7.5)
Total long-term debt	$2,087.9	$2,102.1

(a)	Discount on long-term debt is amortized using the interest method over the life of the related debt instrument.

Exit Credit Agreement - Pursuant to the Exit Credit Agreement entered into on the Effective Date, Win Services (the Borrower”) obtained (a) a “first out” senior secured revolving credit facility in an aggregate committed amount of up to $500.0 million maturing on September 21, 2024 and (b) a senior secured first lien term loan facility (the “Term Loan”) in an aggregate principal amount of $750.0 million maturing on September 21, 2027. As of December 31, 2021, there were no borrowings outstanding under the senior secured revolving credit facility. Considering letters of credit of $74.9 million, the amount available for borrowing under the senior secured revolving credit facility was $425.1 million as of December 31, 2021. The proceeds of loans extended under the exit facilities may be used (i) for working capital and other general corporate purposes (ii) to pay transaction costs, professional fees and other obligations and expenses incurred in connection with the exit facilities, the consummation of the Plan and the transactions contemplated thereunder, and (iii) for permitted acquisitions, capital expenditures and transaction costs.

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Debt, Continued:

Term loans bear interest, at the option of Borrower, at a rate equal to either London Interbank Offered Rate (“LIBOR”) plus 6.25 percent or base rate plus 5.25 percent. Loans under the senior secured first lien term loan facility are subject to quarterly amortization payments in an aggregate amount equal to 0.25 percent of the initial principal amount of the loan with remaining balance payable at maturity. Loans under the senior secured revolving credit facility bear interest, at the option of Borrower, at a rate equal to either LIBOR plus 3.00 percent or base rate plus 2.00 percent, subject to two step downs of 25 basis points each based on achievement of certain first lien secured leverage ratios. Both the senior secured revolving credit facility and Term Loan have a LIBOR floor of 1.00 percent. During 2021 and 2020, the variable interest rate on the Term Loan was 7.25 percent.

The Exit Credit Agreement includes usual and customary negative covenants for exit loan agreements of this type, including covenants limiting Borrower and its restricted subsidiaries’ (other than certain covenants therein which are limited to subsidiary guarantors) ability to, among other things, incur additional indebtedness, create liens on assets, make investments, loans or advances, engage in mergers, consolidations, sales of assets and acquisitions, pay dividends and distributions and make payments in respect of certain material payment subordinated indebtedness, in each case subject to customary exceptions for exit loan agreements of this type. The Exit Credit Agreement also includes certain customary representations and warranties, affirmative covenants and events of default, including, but not limited to, payment defaults, breaches of representations and warranties, covenant defaults, certain events under Employee Retirement Income Security Act (“ERISA”), unstayed judgments in favor of a third party involving an aggregate liability in excess of a certain threshold, change of control, specified governmental actions having a material adverse effect or condemnation or damage to a material portion of the collateral.

The foregoing description of the Exit Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exit Credit Agreement.

Senior First Lien Notes - As previously discussed in Note 3, on August 25, 2020, certain subsidiaries of Old Holdings issued $1,400.0 million aggregate principal amount of 7.750 percent senior first lien notes due August 15, 2028 (the “2028 Notes”). On the Effective Date of the Plan, Win Services assumed all payment and other obligations of the 2028 Notes.

Gain on Early Extinguishment of Debt

Pursuant to the Plan, upon emergence from bankruptcy, outstanding obligations under the Midwest Notes were cancelled and holders of claims under the Midwest Notes received $100.0 million in aggregate principal in new loans under the Term Loan. At emergence, only a portion of the holders of the Midwest Notes were identified. As such, the portion of the Term Loan attributable to the unidentified holders of the Midwest Notes of $17.9 million was held by Windstream. As holders of the Midwest Notes came forward after emergence, individual holders were paid off and their portion of the Term Loan was retired. Institutional investors who came forward after emergence received their pro rata share of the Term Loan.

Under the provisions of the Exit Credit Agreement, the unidentified holders of the Midwest Notes had until June 26, 2021 (“Reversion Date”) to come forward to obtain their allocation of the Term Loan. After such time, any unclaimed portion of the Term Loan held by Windstream for the benefit of the holders of the Midwest Notes was automatically discharged, terminated and cancelled. As of the Reversion Date, the unclaimed balance of the Term Loan was approximately $10.2 million. Because the Company’s obligations related to the unclaimed Term Loan were fully discharged as of the Reversion Date, the Company reduced its long-term debt obligations and recorded a gain on early extinguishment of debt of $10.2 million in the second quarter of 2021.

Debt Covenants

The terms of the Exit Credit Agreement and indenture for the 2028 Notes include customary covenants that, among other things, require the Company to maintain certain financial ratios and restrict its ability to incur additional indebtedness. These financial ratios include a maximum leverage ratio of 3.5 to 1.0 and a maximum first lien secured leverage ratio of 2.25 to 1.0. At December 31, 2020, the Company was in compliance with all of its debt covenants.

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Debt, Continued:

Certain properties of the Company are pledged as collateral to secure long-term debt obligations of Win Services. The obligations under Win Services’ senior secured credit facility and indenture governing the 2028 Notes are secured by liens on all of the personal property assets and the related operations of the Company’s subsidiaries who are guarantors of the senior secured credit facility and 2028 Notes.

Maturities for long-term debt outstanding as of December 31, 2021, excluding $31.2 million of discount, were as follows for the years ended December 31:

Year	(Millions)
2022	$7.5
2023	7.5
2024	7.5
2025	7.5
2026	7.5
Thereafter	2,089.1
Total	$2,126.6

Interest Expense

Interest expense was as follows:

	Successor		Predecessor
(Millions)	Year Ended December 31, 2021	Period from September 22, 2020 through December 31, 2020	Period from January 1, 2020 through September 21, 2020	Year Ended December 31, 2019

Interest expense - long-term debt	$171.0	$56.5	$207.2	$338.7
Interest expense - interest rate swamps	0.4	0.1	(9.5)	(12.2)
Interest expense - finance leases and other	10.3	2.9	6.3	12.0
Less capitalized interest expense	(5.9)	(2.4)	(5.1)	(6.6)
Total interest expense	$175.8	$57.1	$198.9	$331.9

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Derivatives:

Set forth below is information related to interest rate swap agreements:

(Millions)	2021	2020
Designated portion, measured at fair value:
Other assets	$5.5	$0.2
Other current liabilities	$0.1	$0.4
Accumulated other comprehensive income (loss)	$5.4	$(0.2)

Changes in derivative instruments were as follows for the years ended December 31:

	Successor		Predecessor
(Millions)	2021	2020	2019
Changes in fair value, net of tax	$4.2	$(0.2)	$(2.4)
Amortization of net unrealized gains on de- designated interest rate swaps, net of tax	$—	$—	$(7.9)

As of December 31, 2021, the Company expects to recognize net losses of $0.4 million, net of taxes, in interest expense during the next twelve months for interest settlements related to its interest rate swap agreements.

Successor

Win Services enters into interest rate swap agreements to mitigate its exposure to the variability in cash flows on a portion of its floating-rate debt, initially consisting of the $750.0 million Term Loan. As of December 31, 2021 and 2020, Win Services was party to two pay fixed, receive variable interest rate swap agreements with bank counterparties. The first swap has a notional value of $200.0 million, matures on October 31, 2023 and the fixed rate paid is 1.0290 percent. The second swap has a notional value of $300.0 million, matures on October 31, 2025 and the fixed rate paid is 1.1012 percent. The variable rate received on both swaps is the one-month USD-LIBOR-BBA (U.S. Dollar-London Interbank Offered Rate-British Bankers Association) rate subject to a minimum of 1.0 percent and resets on the first day of the floating rate calculation period specified in each swap agreement. Win Services has designated both swaps as cash flow hedges of the interest rate risk inherent in borrowings outstanding under its Exit Credit Agreement due to changes in the LIBOR benchmark interest rate.

All or a portion of the change in fair value of the interest rate swap agreements recorded in accumulated other comprehensive income (loss) may be recognized in earnings in certain situations. If Win Services extinguishes all of its variable rate debt, or a portion of its variable rate debt such that the variable rate interest received on the swaps exceeds the variable rate interest paid on its debt, all or a portion of the change in fair value of the swaps may be recognized in earnings. In addition, the change in fair value of the swaps may be recognized in earnings if the Company determines it is no longer probable that it will have future variable rate cash flows to hedge against or if a swap agreement is terminated prior to maturity. The Company has assessed the counterparty risk and determined that no substantial risk of default exists as of December 31, 2021. Each counterparty is a bank with a current credit rating at or above A, as determined by Moody’s Investors Service, Standard & Poor’s Corporation and Fitch Ratings.

The swap agreements with each of the bank counterparties contain cross-default provisions whereby, if Win Services were to default on certain indebtedness and that indebtedness were to be accelerated, it could result in the counterparties terminating the outstanding swap agreements with Win Services. Were such a termination to occur, the party that was in a liability position under the applicable swap at the time of such termination would be required to pay the value of the swap, as determined in accordance with the terms of the applicable swap agreement, to the other party. Win Services’ obligations to its swap counterparties are secured under the Exit Credit Agreement and Win Services does not post any separate collateral to its counterparties related to its interest rate swap agreements.

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Derivatives, Continued:

Balance Sheet Offsetting

Win Services is party to master netting arrangements, which are designed to reduce credit risk by permitting net settlement of transactions, with counterparties. For financial statement presentation purposes, the Company does not offset assets and liabilities under these arrangements.

The following tables present the assets and liabilities subject to an enforceable master netting arrangement as of December 31, 2021 and 2020.

Information pertaining to derivative assets was as follows:

	Gross Amount of Assets Presented in the Consolidated Balance Sheets	Gross Amount Not Offset in the Consolidated Balance Sheets
Millions		Financial Instruments	Cash Collateral Received	Net Amount
December 31, 2021:
Interest rate swaps	$5.5	$(0.1)	$—	$5.4
December 31, 2020:
Interest rate swaps	$0.2	$(0.2)	$—	$—

Information pertaining to derivative liabilities was as follows:

	Gross Amount of Liabilities Presented in the Consolidated Balance Sheets	Gross Amount Not Offset in the Consolidated Balance Sheets
Millions		Financial Instruments	Cash Collateral Received	Net Amount
December 31, 2021:
Interest rate swaps	$0.1	$(0.1)	$—	$—
December 31, 2020:
Interest rate swaps	$0.4	$(0.2)	$—	$0.2

Predecessor

Prior to the filing of the Chapter 11 Cases, Old Services was party to six pay fixed, receive variable interest rate swap agreements, which had been designated as cash flow hedges of the interest rate risk inherent in borrowings outstanding under its senior secured credit facility due to changes in the LIBOR benchmark interest rate. The variable rate received on the six swaps was based on one-month LIBOR and reset on the seventeenth day of each month. The maturity date for all six interest rate swap agreements was October 17, 2021 and the total notional value of the swaps was $1,375.0 million. The average fixed interest paid on the swaps ranged from 1.1275 percent to 2.984 percent. Due to previous refinancing transactions, Old Services had de-designated certain interest rate swaps and froze the accumulated net losses in accumulated other comprehensive income related to those swaps. The frozen balance was amortized from accumulated other comprehensive income to interest expense over the remaining life of the original swaps.

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Derivatives, Continued:

The agreements with each of the derivative counterparties contained cross-default provisions, whereby if Old Services were to default on certain indebtedness, it could also be declared in default on its derivative obligations and be required to net settle any outstanding derivative liability positions with its counterparties at the swap termination value, including accrued interest and excluding any credit valuation adjustment to measure non-performance risk. Following the adverse court ruling from Judge Furman, each of the bank counterparties exercised their rights to terminate the interest rate swap agreements. Accordingly, Old Services ceased the application of hedge accounting for all six interest rate swaps, effective February 15, 2019. For those swaps in an asset position at the date of termination as determined by the counterparty, Old Services received cash proceeds of $9.6 million to settle the derivative contracts. For swaps in a liability position at the date of termination as determined by the counterparty, the interest rate swaps were adjusted to their termination value of $6.1 million and reclassified as liabilities subject to compromise in the accompanying consolidated balance sheet as of December 31, 2019. At emergence, the bank counterparties received $3.2 million in cash in settlement of the terminated swaps with the remaining liability balance of $2.9 million written-off to reorganization items, net.

Upon the discontinuance of hedge accounting, Old Services concluded that it was still probable that the hedged transactions (future interest payments) will occur. As a result, the accumulated net gains related to the interest rate swaps recorded in accumulated other comprehensive income as of February 15, 2019 were frozen and were amortized from accumulated other comprehensive income to interest expense over the contractual remaining life of the interest rate swaps. Upon application of fresh start accounting, the remaining unamortized net gains in accumulated comprehensive income were eliminated (see Note 4).

8. Fair Value Measurements:

Fair value of financial and non-financial assets and liabilities is defined as an exit price, representing the amount that would be received to sell an asset or transfer a liability in an orderly transaction between market participants. Authoritative guidance defines the following three tier hierarchy for assessing the inputs used in fair value measurements:

Level 1 - Quoted prices in active markets for identical assets or liabilities

Level 2 - Observable inputs other than quoted prices in active markets for identical assets or liabilities

Level 3 - Unobservable inputs

The highest priority is given to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority is given to unobservable inputs (level 3 measurement). Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the determination of fair value of assets and liabilities and their placement within the fair value hierarchy levels.

Financial instruments consist primarily of cash, cash equivalents, restricted cash, accounts receivable, accounts payable, interest rate swaps, and long-term debt. The carrying amount of cash, restricted cash, accounts receivable and accounts payable was estimated by management to approximate fair value due to the relatively short period of time to maturity for those instruments. Cash equivalents, interest rate swaps and long-term debt are measured at fair value on a recurring basis. Cash equivalents were not significant as of December 31, 2021 and 2020.

Non-financial assets and liabilities, including property, plant and equipment, intangible assets and asset retirement obligations, are measured at fair value on a non-recurring basis. No event occurred during the year ended December 31, 2021 requiring these non-financial assets and liabilities to be subsequently recognized at fair value. As further disclosed in Note 4, the application of fresh start accounting required non-financial assets and liabilities to be recognized at fair value upon emergence from bankruptcy. No other event occurred during the Successor period of September 22, 2020 to December 31, 2020 or during the Predecessor period of January 1, 2020 to September 21, 2020 requiring any non-financial asset or liability to be subsequently recognized at fair value.

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Fair Value Measurements, Continued:

The fair value of debt and interest rate swaps was as follows at December 31:

(Millions)	2021	2020
Recorded at Fair Value in the Financial Statements:
Interest rate swap assets - Level 2	$5.5	$0.2
Interest rate swap liabilities - Level 2	$0.1	$0.4
Not Recorded at Fair Value in the Financial Statements: (a)
Debt, including current portion - Level 2:
Included in current portion of long-term debt	$7.5	$7.4
Included in long-term debt	$2,206.1	$2,139.6

(a)	Recognized at carrying value of $2,095.4 million and $2,109.6 million, including current portion and unamortized debt discount, at December 31, 2021 and 2020, respectively.

The fair value of interest rate swaps are determined based on the present value of expected future cash flows using observable, quoted USD-LIBOR-BBA swap rates for the full term of the swaps and also incorporates credit valuation adjustments to appropriately reflect both Win Services’ own non-performance risk and non-performance risk of the respective counterparties. As of December 31, 2021, the adjustment to the fair value of the interest rate swaps to reflect non-performance risk was immaterial.

The fair value of the 2028 Notes was based on observed market prices in an inactive market and the fair value of the senior secured term loan was based on current market interest rates applicable to the debt instrument.

During 2021, there were no assets or liabilities measured at fair value for purposes of the fair value hierarchy using significant unobservable inputs (Level 3). There were no transfers within the fair value hierarchy during the year ended December 31, 2021.

9. Revenues:

Revenues from contracts with customers are accounted for under ASC 606 and are earned primarily through the provisioning of telecommunications and other services and through the sale of equipment to customers and contractors. Revenues are also earned from leasing arrangements, federal and state universal service funds and other regulatory-related sources and activities.

Contract Balances – Contract assets include unbilled amounts, which result when revenue recognized exceeds the amount billed to the customer and the right to payment is not just subject to the passage of time. Contract assets principally consist of discounts and promotional credits given to customers. The current and noncurrent portions of contract assets are included in prepaid expenses and other and other assets, respectively, in the accompanying consolidated balance sheets.

Contract liabilities consist of services billed in excess of revenue recognized. The changes in contract liabilities are primarily related to customer activity associated with services billed in advance, the receipt of cash payments and the satisfaction of performance obligations. Amounts are classified as current or noncurrent based on the timing of when the Company expects to recognize revenue. The current portion of contract liabilities is included in advance payments while the noncurrent portion is included in other liabilities.

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Revenues, Continued:

Contract assets and liabilities from contracts with customers were as follows at December 31:

(Millions)	2021	2020
Contract assets (a)	$45.4	$11.3
Contract liabilities (b)	$173.9	$166.5

(a)	Included $23.9 million and $4.4 million in prepaid expense and other and $21.5 million and $6.9 million in other assets as of December 31, 2021 and 2020, respectively.

(b)	Included $131.6 million and $129.0 million in advance payments, $42.3 million and $37.5 million in other liabilities as of December 31, 2021 and 2020, respectively.

	Successor		Predecessor
(Millions)	Year Ended December 31, 2021	Period from September 22, 2020 through December 31, 2020	Period from January 1, 2020 through September 21, 2020	Year Ended December 31, 2019

Revenues recognized included in the opening contract liability balance	$126.5	$119.3	$145.2	$172.1

Remaining Performance Obligations – Remaining performance obligations represent services the Company is required to provide to customers under bundled or discounted arrangements, which are satisfied as services are provided over the contract term. Certain contracts provide customers the option to purchase additional services or usage-based services. The fees related to the additional services or usage-based services are recognized when the customer exercises the option, typically on a month-to-month basis. In determining the transaction price allocated, the Company does not include these non-recurring fees and estimates for usage, nor does it consider arrangements with an original expected duration of less than one year.

Remaining performance obligations reflect recurring charges billed, adjusted for discounts and promotional credits and revenue adjustments. At December 31, 2021, the aggregate amount of the transaction price allocated to remaining performance obligations was approximately $2.2 billion for contracts with original expected durations of more than one year remaining. The Company expects to recognize approximately 39 percent, 30 percent, and 19 percent of our remaining performance obligations as revenue during 2022, 2023 and 2024, respectively, with the remaining balance thereafter.

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Revenues, Continued:

Revenue by Category – Windstream disaggregates its revenues from contracts with customers based on the business unit and class of customer to which products and services are provided because management believes it best depicts the nature, amount and timing of the Company’s revenue recognition. During the first quarter of 2021, the Company made changes to further align its customer base and service offerings within its ILEC and CLEC markets. The significant changes included (1) shifting certain business customers who have the majority of their locations within the 18-state Kinetic footprint that is being enabled with more fiber services from Enterprise to Kinetic, (2) shifting certain wholesale customers from Wholesale to Kinetic, (3) shifting switched access revenues from Wholesale to Enterprise, (4) and shifting governmental customers from Enterprise to Wholesale. Prior period information presented below has been revised to reflect these customer alignment changes. Revenues disaggregated by category were as follows:

	Year Ended December 31, 2021
(Millions)	Kinetic	Enterprise	Wholesale	Total
Successor:
Category:
Consumer	$1,134.2	$—	$—	$1,134.2
Enterprise (a)	—	1,715.0	—	1,715.0
Small business	271.0	—	—	271.0
Large business	165.4	—	—	165.4
Wholesale (b)	249.8	—	276.6	526.4
Switched access (c)	20.5	15.4	—	35.9
Sales revenues	45.3	7.8	10.0	63.1
Total revenue accounted for under ASC 606	1,886.2	1,738.2	286.6	3,911.0
Other revenues (d)	377.2	99.1	31.6	507.9
Total revenues and sales	$2,263.4	$1,837.3	$318.2	$4,418.9

	Period from September 22, 2020 through December 31, 2020
(Millions)	Kinetic	Enterprise	Wholesale	Total
Successor:
Category:
Consumer	$309.3	$—	$—	$309.3
Enterprise (a)	—	514.2	—	514.2
Small business	75.2	—	—	75.2
Large business	46.3	—	—	46.3
Wholesale (b)	68.2	—	73.0	141.2
Switched access (c)	6.2	5.1	—	11.3
Sales revenues	11.6	5.8	—	17.4
Total revenue accounted for under ASC 606	516.8	525.1	73.0	1,114.9
Other revenues (d)	107.5	31.1	7.9	146.5
Total revenues and sales	$624.3	$556.2	$80.9	$1,261.4

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Revenues, Continued:

	Period from January 1, 2020 through September 21, 2020
(Millions)	Kinetic	Enterprise	Wholesale	Total
Predecessor:
Category:
Consumer	$786.4	$—	$—	$786.4
Enterprise (a)	—	1,355.7	—	1,355.7
Small business	191.5	—	—	191.5
Large business	131.0	—	—	131.0
Wholesale (b)	180.1	—	194.0	374.1
Switched access (c)	16.1	14.9	—	31.0
Sales revenues	38.2	18.1	2.3	58.6
Total revenue accounted for under ASC 606	1,343.3	1,388.7	196.3	2,928.3
Other revenues (d)	289.9	167.6	41.7	499.2
Total revenues and sales	$1,633.2	$1,556.3	$238.0	$3,427.5

	Year Ended December 31, 2019
(Millions)	Kinetic	Enterprise	Wholesale	Total
Predecessor:
Category:
Consumer	$1,100.9	$—	$—	$1,100.9
Enterprise (a)	—	2,168.2	—	2,168.2
Small business	287.0	—	—	287.0
Large business	207.3	—	—	207.3
Wholesale (b)	227.1	—	276.3	503.4
Switched access (c)	24.3	27.3	—	51.6
Sales revenues	42.9	36.3	12.6	91.8
Total revenue accounted for under ASC 606	1,889.5	2,231.8	288.9	4,410.2
Other revenues (d)	404.6	249.2	51.4	705.2
Total revenues and sales	$2,294.1	$2,481.0	$340.3	$5,115.4

(a)

Enterprise service revenues include dynamic Internet protocol, dedicated Internet access, multi-protocol label switching services, integrated voice and data, long distance, managed services, Software Defined Wide Area Network (“SD-WAN”), Unified Communications as a Service (“UCaaS”), OfficeSuite, and associated network access products and services.

(b)	Wholesale revenues primarily include revenues from providing special access circuits, fiber connections, data transport and wireless backhaul services.

(c)

Switch access revenues include usage sensitive revenues from long-distance companies and other carriers for access to the Company’s network in connection with the completion of long-distance calls, as well as reciprocal compensation received from wireless and other local connecting carriers for use of the Company’s network.

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Revenues, Continued:

(d)	Other service revenues primarily include end user surcharges, CAF – Phase II funding, frozen federal USF, state USF, and access recovery mechanism (“ARM”) support and lease revenue.

Deferred Commissions and Other Costs to Fulfill a Contract – Direct incremental costs of obtaining a contract, consisting of sales commissions and certain costs associated with activating services, including costs to develop customized solutions and provision services, are deferred and recognized in operating expenses using a portfolio approach over the estimated life of the customer, which ranges from 18 to 39 months.

Determining the amount of costs to fulfill requires judgment. In determining costs to fulfill, consideration is given to periodic time studies, management estimates and statistics from internal information systems.

Collectively, deferred commissions and other costs to fulfill a contract are referred to as deferred contract costs. Deferred contract costs are classified as current or noncurrent based on the timing of when the Company expects to recognize the expense. The current and noncurrent portions of deferred contract costs are included in prepaid expenses and other and other assets, respectively, in the accompanying consolidated balance sheets. Deferred contract costs totaled $72.1 million at December 31, 2021, of which $42.0 million and $30.1 million were included in prepaid expenses and other and other assets, respectively. At December 31, 2020, deferred contract costs were $17.7 million, of which $9.6 million and $8.1 million were included in prepaid expenses and other and other assets, respectively.

Amortization of deferred contract costs was $30.9 million and $1.6 million for the Successor for the year ended December 31, 2021 and the period from September 22, 2020 through December 31, 2020, respectively. Amortization of deferred contract costs was $35.2 million and $41.2 million for the Predecessor for the period January 1, 2020 through September 21, 2020 and the year ended December 31, 2019, respectively. Amortization of deferred contract costs is included in cost of services and selling, general and administrative expenses in our consolidated statement of operations.

10. Leases

Our operating leases, for network assets and equipment, office space, office equipment and real estate, have remaining lease terms of 1 to 30 years, some of which may include one or more options to renew with renewal terms that can extend the lease term from 1 to 10 years or more. Finance leases consist principally of facilities and equipment for use in our operations. As of December 31, 2021, there are no material operating or finance leases that have not yet commenced.

Leaseback of Telecommunication Network Assets - As previously discussed in Note 3, the Uniti arrangement was bifurcated into two structurally similar but independent agreements, one applicable to network facilities within ILEC market areas and the other applicable to network facilities within CLEC market areas, collectively the amended master lease agreements. The bifurcated leases more closely align with Windstream’s organizational structure of segregating its business between ILEC (Kinetic) and CLEC (Enterprise and Wholesale) business units and provide more refined renewal opportunities. Under the amended master lease agreements with Uniti, Windstream has the exclusive right to use certain telecommunications network assets, including fiber and copper networks, for an initial term ending in April 2030, with up to four, five-year renewal options. The master lease agreements with Uniti provides for a current annual base rent of $665.6 million paid in equal monthly installments in advance with an annual escalator of 0.5 percent. Future payments due under the contractual arrangement reset to fair market rates upon Windstream’ execution of the renewal options. The remaining initial term of the master lease agreements is 8.3 years with a discount rate of 8.1 percent.

On October 14, 2021, Windstream received a cash installment payment from Uniti of $92.9 million pursuant to the March 2, 2020 settlement agreement, previously discussed in Note 3. The payment received reflected Uniti’s prepayment of the quarterly amounts payable to Windstream in 2022. As discussed in Note 3, settlement payments are accounted for as an accretion to the operating lease liability when received. As a result of the change in timing between the actual and expected receipt of the 2022 installment payments, Windstream re-measured its operating right-of-use asset and liability attributable to the master lease agreements with Uniti as of the date of receipt, which resulted in an increase in the right of use asset of $1.0 million and an increase in the right-of-use liability of $93.9 million.

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Leases, Continued:

Leaseback of Real Estate Contributed to Pension Plan - Windstream leases certain real property contributed to the Windstream Pension Plan. The lease agreements provide for the continued use of the properties by our operating subsidiaries and include initial lease terms of 10 years for certain properties and 20 years for the remaining properties at an aggregate annual rent of approximately $6.0 million. The lease agreements provide for annual rent increases ranging from 2 percent to 3 percent over the initial lease term and may be renewed for up to three additional five-year terms. The properties are managed on behalf of the Windstream Pension Plan by an independent fiduciary. Due to our ability to repurchase the property by ceasing all but de minimis operations at the location, control of the property has not transferred and the transaction continues to be accounted for as a financing obligation. Accordingly, the properties continue to be reported as assets of Windstream and depreciated over their remaining useful lives until termination of the lease agreements. The long-term lease obligation of $68.0 million as of December 31, 2021 is presented in other liabilities. As a result of using the effective interest rate method, when lease payments are made to the Windstream Pension Plan, a portion of the payment is charged to interest expense and the remaining portion is recorded as a reduction to the long-term lease obligation.

Components of lease expense were as follows:

		Successor		Predecessor
(Millions)	Classification	Year Ended December 31, 2021	Period from September 22, 2020 through December 31, 2020	Period from January 1, 2020 through September 21, 2020	Year Ended December 31, 2019
Operating lease costs (a)	Cost of services and Selling, general and administrative	$752.5	$205.7	$570.0	$803.2
Finance lease costs:
Amortization of right-of-use assets	Depreciation and amortization	10.1	4.1	19.8	44.4
Interest on lease liabilities	Interest expense	4.7	0.5	1.9	4.1
Net lease expense		$767.3	$210.3	$591.7	$851.7

(a)	Includes short-term leases and variable lease costs which are not material.

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Leases, Continued:

Supplemental balance sheet information related to leases was as follows at December 31:

(Millions)	2021	2020
Operating Leases
Operating lease right-of-use assets	$4,206.4	$4,394.5
Current portion of operating lease obligations	$452.4	$322.9
Operating lease liabilities	3,936.8	4,085.7
Total operating lease liabilities	$4,389.2	$4,408.6
Finance Leases
Property, plant and equipment, gross	$66.6	$50.2
Accumulated depreciation	(13.4)	(3.0)
Net property, plant and equipment	$53.2	$47.2
Other current liabilities	$8.7	$10.4
Other liabilities	34.7	30.5
Total finance lease liabilities	$43.4	$40.9
Weighted Average Remaining Lease Term
Operating leases	8.1 years	9.1 years
Finance leases	9.9 years	10.8 years
Leaseback of real estate contributed to pension plan	10.8 years	10.2 years
Weighted Average Discount Rate
Operating leases	8.1%	8.1%
Finance leases	10.3%	11.5%
Leaseback of real estate contributed to pension plan	8.3%	8.6%

Supplemental cash flow information related to leases was as follows:

	Successor		Predecessor
(Millions)	Year Ended December 31, 2021	Period from September 22, 2020 through December 31, 2020	Period from January 1, 2020 through September 21, 2020	Year Ended December 31, 2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows from operating leases	$677.2	$189.3	$557.3	$787.4
Operating cash outflows from finance leases	$4.7	$0.5	$1.9	$4.3
Financing cash outflows from finance leases	$10.6	$3.2	$17.3	$49.3
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$155.9	$39.6	$0.7	$6.5
Finance leases	$12.7	$0.1	$—	$11.5

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Leases, Continued:

As of December 31, 2021, future minimum lease payments under non-cancellable leases were as follows:

(Millions)	Operating Leases (a)	Leaseback of Real Estate Contributed to Pension Plan (a)	Financing Leases (a)
Successor:
2022	$771.1	$6.1	$11.1
2023	665.4	6.3	13.1
2024	647.8	6.1	10.5
2025	663.1	5.8	4.8
2026	735.3	5.9	3.7
Thereafter	2,462.2	45.0	52.9
Total future minimum lease payments	5,944.9	75.2	96.1
Less: Amounts representing interest	1,555.7	53.7	52.7
Add: Residual value	—	46.5	—
Present value of lease liabilities	$4,389.2	$68.0	$43.4

(a)	Includes options to extend lease terms that are reasonably certain of being exercised.

To provide comprehensive communication solutions to meet our customers’ needs, our services are integrated with the latest communications equipment. Certain offerings include equipment leases. We also lease fiber to generate cash flow from unused or underutilized portions of our network. Lease terms typically range from 1 to 20 years some of which may include one or more options to renew, with renewal terms that can extend the lease term from 1 to 10 years. Fiber customers do have the ability to early terminate the lease by relinquishing the fiber strands back to us, however we have assessed the probability of such action to be remote.

As previously discussed in Note 1, the Successor adopted the predominance practical expedient applicable to contracts with customers that include both lease and non-lease components and prospectively combines the lease and non-lease components into a single performance obligation for purposes of recognizing revenue from such contracts as a result of the application of fresh start accounting. Prior to the application of fresh start accounting, Predecessor accounted for the lease and non-lease components of comprehensive communication solutions as separate components under the guidance applicable to the component either ASC 606 or ASC 842.

Operating lease income was $114.2 million and $28.9 million for the Successor for the year ended December 31, 2021 and the period from September 22, 2020 through December 31, 2020, respectively. Operating lease income was $193.8 million and $255.8 million for the Predecessor for the period January 1, 2020 through September 21, 2020 and the year ended December 31, 2019, respectively. Operating lease income is included in services revenues in the consolidated statement of operations.

Future lease receipts from non-cancellable leases were as follows for the years ended December 31:

(Millions)
2022	$3.2
2023	3.0
2024	2.4
2025	1.8
2026	1.7
Thereafter	16.4
Total future lease receipts	$28.5

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Employee Benefit Plans and Postretirement Benefits:

The Predecessor maintained a non-contributory qualified defined benefit pension plan, which was assumed by the Company upon emergence from bankruptcy. Future benefit accruals for all eligible nonbargaining employees covered by the pension plan have ceased. The Predecessor also maintained supplemental executive retirement plans that provided unfunded, non-qualified supplemental retirement benefits to a select group of management employees. These supplemental plans were rejected in bankruptcy and not assumed by the Company.

The components of pension benefit (income) expense (including provision for executive retirement agreements for the Predecessor periods) were as follows:

	Successor		Predecessor
(Millions)	Year Ended December 31, 2021	Period from September 22, 2020 through December 31, 2020	Period from January 1, 2020 through September 21, 2020	Year Ended December 31, 2019

Benefits earned during the period (a)	$3.8	$1.3	$2.9	$3.0
Interest cost on benefit obligation (b)	30.2	8.6	27.1	43.8
Net actuarial (gain) loss (b)	(12.3)	(32.4)	2.9	6.7
Amortization of prior service credit (b)	—	—	(0.7)	(1.0)
Plan curtailments (b)	—	(2.3)	—	—
Expected return on plan assets (b)	(67.8)	(18.5)	(42.3)	(49.5)
Net periodic benefit (income) expense	$(46.1)	$(43.3)	$(10.1)	$3.0

(a)	Included in cost of services and selling, general and administrative expense.

(b)	Included in other income (expense), net.

During 2020, the Company amended the qualified defined benefit pension plan for certain eligible bargaining participants, allowing participants to opt out of pension accruals under the plan at various times over the next three years and ultimately freezing benefit accruals for those remaining participants upon reaching 30 years of service, starting January 1, 2024. These amended benefit provisions were reflected in the December 31, 2020 projected benefit obligation, resulting in a curtailment gain of $2.3 million.

Windstream also provides postretirement healthcare and life insurance benefits for eligible employees. Employees share in, and the Company funds, the costs of the plan as benefits are paid. During July 2021, Windstream made changes to its postretirement benefits plan, eliminating medical coverage and life insurance subsidies for certain participants effective January 1, 2022. As a result, the Company remeasured its accumulated postretirement benefits obligation as of July 31, 2021 and recognized a $8.8 million decrease in the accumulated postretirement benefits obligation and a corresponding increase in accumulated other comprehensive income, consisting of an $8.2 million prior service credit and $0.6 million net actuarial gain. The prior service credit will be amortized over the average remaining service life of active plan participants, which is approximately 11 years. In determining its periodic postretirement benefits cost, the Company amortizes unrecognized actuarial gains and losses exceeding 10.0 percent of the projected benefit obligation over the lesser of 10 years or the average remaining service life of active employees or life expectancy of inactive participants. Unrecognized actuarial gains and losses below the 10.0 percent corridor are not amortized.

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Employee Benefit Plans and Postretirement Benefits, Continued:

Postretirement benefit income was $0.4 million for the Successor year ended December 31, 2021 compared to postretirement expense of $0.2 million for the Successor period from September 22, 2020 through December 31, 2020. Postretirement benefit expense was $0.4 million for both the Predecessor period January 1, 2020 through September 21, 2020 and the Predecessor year ended December 31, 2019. Postretirement benefit income (expense) is included in other income (expense), net in the accompanying consolidated statements of operations.

A summary of plan assets, projected benefit obligation and funded status of the plans (including executive retirement agreements for the Predecessor periods) were as follows:

	Pension Benefits			Postretirement Benefits
	Successor		Predecessor	Successor		Predecessor
(Millions)	December 31, 2021	December 31, 2020	September 21, 2020	December 31, 2021	December 31, 2020	September 21, 2020
Fair value of plan assets, at beginning of year	$1,029.1	$991.8	$854.0	$0.4	$0.4	$0.4
Actual return on plan assets	50.1	55.3	136.4	—	—	—
Employer contributions (a)	23.1	7.2	47.7	0.3	0.7	—
Participant contributions	—	—	—	2.4	0.5	1.6
Benefits paid (b)	(87.6)	(25.2)	(46.3)	(2.9)	(1.2)	(1.6)
Fair value of plan assets at end of year	$1,014.7	$1,029.1	$991.8	$0.2	$0.4	$0.4
Projected benefit obligation at beginning of year	$1,213.6	$1,226.5	$1,145.7	$22.7	$22.8	$21.9
Interest cost on projected benefit obligations	30.2	8.6	26.9	0.3	0.2	0.8
Service cost	5.1	1.6	3.7	—	—	—
Participant contributions	—	—	—	2.4	0.5	1.6
Plan amendments	—	—	—	(8.1)	—	(1.7)
Actuarial (gain) loss	(30.0)	4.4	110.4	(6.4)	0.4	1.8
Benefits paid (b)	(87.6)	(25.2)	(46.3)	(2.9)	(1.2)	(1.6)
Settlements	—	—	(13.9)	—	—	—
Curtailments	—	(2.3)	—	—	—	—
Projected benefit obligation at end of year	$1,131.3	$1,213.6	$1,226.5	$8.0	$22.7	$22.8
Plan assets less than projected benefit obligation recorded in the balance sheet:
Current liabilities	$—	$(33.2)	$(7.2)	$(0.3)	$(1.1)	$(0.3)
Noncurrent liabilities	(116.6)	(151.3)	(227.5)	(7.5)	(21.2)	(22.1)
Funded status recognized in the consolidated balance sheets	$(116.6)	$(184.5)	$(234.7)	$(7.8)	$(22.3)	$(22.4)
Amounts recognized in accumulated other comprehensive income (loss):
Net actuarial loss (gain)	$—	$—	$—	$(5.5)	$0.4	$—
Prior service credits	—	—	—	(7.9)	—	—
Net amount recognized in accumulated other comprehensive income (loss)	$—	$—	$—	$(13.4)	$0.4	$—

11. Employee Benefit Plans and Postretirement Benefits, Continued:

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(a)

During 2021, the Company made contributions totaling $23.1 million to the qualified pension plan using available cash on hand to satisfy its 2020 funding requirements. As permitted, the Company adopted ARPA’s 15-year fresh start amortization and interest rate stabilization provisions and recomputed its minimum funding requirements to the qualified pension plan for the plan years 2019 and 2020. As a result, contributions funded in cash to the qualified pension plan in April and July 2021 totaling $15.9 million were applied to satisfy the Company’s 2020 funding requirements. These contributions were in excess of the 2020 minimum funding requirements. As a result, the Company had no minimum funding requirements for the 2021 plan year.

(b)

Pension benefit payments related to the executive retirement agreements totaled $0.7 million for the Predecessor period January 1, 2020 through September 21, 2020 and were paid from the Predecessor’s general corporate assets. All postretirement benefits in 2021 and 2020 were paid from general corporate assets.

Significant changes in the pension projected benefit obligation for 2021 included an actuarial gain of $41.1 million attributable to the change in discount rate from 2.58 percent to 2.90 percent, an actuarial loss of $7.0 million attributable to other assumption changes, including the updates to the lump sum conversion interest rates, generational mortality projection scale and update to the salary scale, and an actuarial loss of $4.0 million attributable to demographic experience.

Significant changes in the postretirement projected benefit obligation for 2021 included actuarial gains of $0.5 million attributable to the change in discount rate from 2.58 percent to 2.88 percent, $0.7 million attributable to the change in per capita claims costs, and $5.2 million due to plan experience.

The accumulated benefit obligation of the pension plan was $1,116.7 million and $1,201.5 million as of December 31, 2021 and 2020, respectively.

Assumptions – Actuarial assumptions used to calculate pension and postretirement benefits expense (income) were as follows for the years ended December 31:

	Pension Benefits			Postretirement Benefits
	Successor		Predecessor	Successor		Predecessor
(Millions)	2021	2020	2019	2021 (a)	2020	2019
Discount rate	2.58%	2.60%	4.34%	2.58%	2.61%	4.38%
Expected return on plan assets	6.75%	7.00%	7.00%	6.75%	7.00%	7.00%
Rate of compensation increase	2.00%	2.00%	2.00%	—%	—%	—%

(a)

As a result of the remeasurement of the postretirement benefit obligation in July 2021 previously discussed, the discount rate assumption changed from 2.58 percent to 2.67 percent as of the remeasurement date.

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Employee Benefit Plans and Postretirement Benefits, Continued:

Actuarial assumptions used to calculate the benefit obligations were as follows:

	Pension Benefits
	Successor		Predecessor
	December 31, 2021 (a)	December 31, 2020	September 21, 2020
Discount rate	2.90%	2.58%	2.60%
Expected return on plan assets	6.45%	6.75%	7.00%
Rate of compensation increase	2.00%	2.00%	2.00%

(a)	For the years 2022 and 2023, the rate of compensation increase was assumed to be 2.00 percent and then increasing to 3.00 percent for years thereafter.

	Postretirement Benefits
	Successor		Predecessor
	December 31, 2021	December 31, 2020	September 21, 2020
Discount rate	2.88%	2.58%	2.61%
Expected return on plan assets	6.45%	6.75%	7.00%

In developing the expected long-term rate of return assumption, management considered the plan’s historical rate of return, as well as input from the Company’s investment advisors. Projected returns on qualified pension plan assets were based on broad equity and bond indices and include a targeted asset allocation of 30.2 percent to equities, 52.9 percent to fixed income securities, and 16.9 percent to alternative investments, with an aggregate expected long-term rate of return of approximately 6.45 percent.

Information regarding the healthcare cost trend rate was as follows for the years ended December 31:

	2021	2020
Healthcare cost trend rate assumed for next year	6.50%	6.75%
Rate that the cost trend ultimately declines to	5.00%	5.00%
Year that the rate reaches the terminal rate	2028	2028

Plan Assets – Pension plan assets are allocated to asset categories based on the specific strategy employed by the asset’s investment manager. The asset allocation by asset category was as follows for the years ended December 31:

	Target Allocation	Percentage of Plan Assets
Asset Category	2022	2021	2020
Equity securities	22.7% - 37.7%	29.6%	33.6%
Fixed income securities	36.4% - 66.4%	50.8%	47.4%
Alternative investments	9.4% - 24.4%	17.2%	16.8%
Money market and other short-term interest bearing securities	0.0% - 6.5%	2.4%	2.2%
		100.0%	100.0%

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Employee Benefit Plans and Postretirement Benefits, Continued:

The Company utilizes a third party to assist in evaluating the allocation of the total assets in the pension plan, taking into consideration the benefit obligations and funded status of the pension plan. Assets are managed utilizing a liability driven investment approach, meaning that assets are managed within a risk management framework which addresses the need to generate incremental returns in the context of an appropriate level of risk, based on plan liability profiles and changes in funded status. The return objectives are to satisfy funding obligations when and as prescribed by law and to keep pace with the growth of the pension plan liabilities. Given the long time horizon for paying out benefits and the Company’s current financial condition, the pension plan can accept an average level of risk relative to other similar plans. The liquidity needs of the pension plan are manageable given that lump sum payments are not available to most participants.

Equity securities include stocks of both large and small capitalization domestic and international companies. Equity securities are expected to provide both diversification and long-term real asset growth. Domestic equities may include modest holdings of non-U.S. equities, purchased by domestic equity managers as long as they are traded in the U.S and denominated in U.S. dollars and both active and passive (index) investment strategies. International equities provide a broad exposure to return opportunities and investment characteristics associated with the world equity markets outside the U.S. The pension plan’s equity holdings are diversified by investment style, market capitalization, market or region, and economic sector.

Fixed income securities include securities issued by the U.S. Government and other governmental agencies, and debt securities issued by domestic and international entities, and derivative instruments comprised of swaps, futures, forwards and options. These securities are expected to provide diversification benefits, and are expected to reduce asset volatility and pension funding volatility, and a stable source of income.

Alternative investments may include hedge funds, commodities, both private and public real estate and private equity investments. In addition to attractive diversification benefits, the alternative investments are expected to provide both income and capital appreciation.

Investments in money market and other short-term interest bearing securities are maintained to provide liquidity for benefit payments with protection of principal being the primary investment objective.

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Employee Benefit Plans and Postretirement Benefits, Continued:

The fair values of pension plan assets were determined using the following inputs as of December 31, 2021:

		Quoted Price in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(Millions)	Fair Value	Level 1	Level 2	Level 3
Successor:
Money market fund (a)	$61.8	$—	$61.8	$—
Collective and other trust funds (b)	369.1	—	369.1	—
Government and agency securities (c)	144.5	—	144.5	—
Corporate bonds (c)	86.9	—	86.9	—
Common and preferred stocks - domestic (c)	15.5	15.5	—	—
Common and preferred stocks - international (c)	24.5	24.5	—	—
Real estate LLCs (d)	73.3	—	—	73.3
Other investments (e)	8.7	3.6	5.1	—
Investments included in fair value hierarchy	784.3	$43.6	$667.4	$73.3
Other investments measured at NAV:
Pooled funds (f)	175.5
Private equity funds (g)	57.7
Total investments	1,017.5
Dividends and interest receivable	1.2
Pending trades and other liabilities	(4.0)
Total plan assets	$1,014.7

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Employee Benefit Plans and Postretirement Benefits, Continued:

The fair values of pension plan assets were determined using the following inputs as of December 31, 2020:

		Quoted Price in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(Millions)	Fair Value	Level 1	Level 2	Level 3
Successor:
Money market fund and interest bearing cash (a)	$54.4	$—	$54.4	$—
Collective and other trust funds (b)	343.8	—	343.8	—
Government and agency securities (c)	203.5	—	203.5	—
Common and preferred stocks - domestic (c)	27.8	27.8	—	—
Common and preferred stocks - international (c)	29.9	29.9	—	—
Real estate LLCs (d)	72.4	—	—	72.4
Other investments (e)	3.0	2.1	0.9	—
Investments included in fair value hierarchy	734.8	$59.8	$602.6	$72.4
Other investments measured at NAV:
Pooled funds (f)	224.3
Private equity funds (g)	47.7
Total investments	1,006.8
Dividends and interest receivable	45.1
Pending trades and other liabilities	(22.8)
Total plan assets	$1,029.1

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Employee Benefit Plans and Postretirement Benefits, Continued:

The fair values of pension plan assets were determined using the following inputs as of September 21, 2020:

		Quoted Price in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(Millions)	Fair Value	Level 1	Level 2	Level 3
Predecessor:
Money market fund and interest bearing cash (a)	$76.4	$—	$76.4	$—
Collective and other trust funds (b)	338.2	—	338.2	—
Government and agency securities (c)	213.7	—	213.7	—
Common and preferred stocks - domestic (c)	21.7	21.7	—	—
Common and preferred stocks - international (c)	25.8	25.6	0.2	—
Real estate LLCs (d)	72.5	—	—	72.5
Other investments (e)	0.4	0.4	—	—
Investments included in fair value hierarchy	748.7	$47.7	$628.5	$72.5
Other investments measured at NAV:
Pooled funds (f)	201.1
Private equity funds (g)	41.8
Total investments	991.6
Pending trades and other liabilities	0.2
Total plan assets	$991.8

(a)

The money market fund is valued based on the fair value of the underlying assets held as determined by the fund manager on the last business day of the year. The underlying assets are mostly comprised of certificates of deposit, time deposits and commercial paper valued at amortized cost. The carrying amount of interest bearing cash is estimated to approximate fair value due to the short-term nature of this investment.

(b)

Units in collective and other trust funds are valued by reference to the funds’ underlying assets and are based on the net asset value as reported by the fund manager on the last business day of the year. The underlying assets are mostly comprised of publicly traded equity securities and fixed income securities. These securities are valued at the official closing price of, or the last reported sale prices as of the close of business or, in the absence of any sales, at the latest available bid price.

(c)

Government and agency securities, corporate bonds, and common and preferred stocks traded in active markets on securities exchanges are valued at their quoted market price on the last day of the year. Securities traded in markets that are not considered active are valued based on quoted market prices, broker or dealer quotes or alternative pricing sources with reasonable levels of price transparency. Securities that trade infrequently and therefore have little or no price transparency are valued using best estimates, including unobservable inputs.

(d)

This category consists of real estate properties contributed by the Company to limited liability companies (“LLCs”) wholly-owned by the pension plan that are leased back by Windstream. The fair value of these properties is based on independent appraisals. (See also Note 10.)

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Employee Benefit Plans and Postretirement Benefits, Continued:

(e)

Other investments consist of derivative financial instruments and investments in foreign currency. Derivative financial instruments are valued based on models that reflect the contractual terms of the instruments. Inputs include observable market information, such as benchmark yields, swap curves and interdealer broker quotes at the end of the year. Investments in foreign currency are valued at their quoted market price on the last day of the year.

(f)

The pooled investment funds are valued based on the net asset value of the fund as determined by the fund manager on the last business day of the year, and is derived from the fair value of each underlying investment held by the pooled fund. These investments have not been classified within the fair value hierarchy.

(g)

Private equity funds consist of investments in limited partnerships and are valued based on the pension plan's capital account balance at year end as reported in the audited financial statements of the partnership. These investments have not been classified within the fair value hierarchy.

The following is a reconciliation of the beginning and ending balances of pension plan assets that are measured at fair value using significant unobservable inputs:

(Millions)	Real estate LLCs
Predecessor:
Balance at December 31, 2019	$68.8
Unrealized gains	3.7
Balance at September 21, 2020	$72.5
Successor:
Balance as of September 22, 2020	$72.5
Unrealized loss	(0.1)
Balance at December 31, 2020	$72.4
Unrealized gains	4.8
Realized gain	0.5
Sale of property	(4.4)
Balance at December 31, 2021	$73.3

There were no transfers within the fair value hierarchy during the years ended December 31, 2021 and 2020.

There have been no significant changes in the methodology used to value investments from prior year. The valuation methods used may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the valuation methods are consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Employee Benefit Plans and Postretirement Benefits, Continued:

Estimated Future Employer Contributions and Benefit Payments – Estimated future employer contributions and benefit payments are as follows as of December 31, 2021:

(Millions)	Pension Benefits	Postretirement Benefits
Expected employer contributions in 2022	$—	$0.3
Expected benefit payments:
2022	$76.6	$0.5
2023	73.7	0.5
2024	72.4	0.5
2025	70.8	0.5
2026	69.9	0.5
2027-2031	330.1	2.5

With the adoption of ARPA’s 15-year fresh start amortization and interest rate stabilization provisions previously discussed, the Company has no minimum funding requirements for the 2022 plan year, and accordingly, the Company does not expect to make any contributions to the plan during 2022. The amount and timing of future contributions to the pension plan are dependent upon a myriad of factors including future investment performance, changes in future discount rates and changes in the demographics of the population participating in the plan. Windstream intends to fund these contributions using cash.

The Predecessor also sponsored an employee savings plan under section 401(k) of the Internal Revenue Code, which was assumed by the Company upon emergence from bankruptcy. The plan covers substantially all salaried employees and certain bargaining unit employees. Participating employees receive employer matching contributions up to a maximum of 4.0 percent of employee pre-tax contributions to the plan for employees contributing up to 5.0 percent of their eligible pre-tax compensation. Effective January 1, 2020, the plan was amended such that the employer matching contribution is calculated and funded in cash to the plan each pay period with an annual true-up to be made as soon as administratively possible after the end of the year.

In 2021, contributions to the plan were $19.5 million in cash and included the annual 2020 true-up contribution. Contributions to the plan during the Successor period September 22, 2020 through December 31, 2020 were $6.1 million. During the Predecessor period January 1, 2020 through September 21, 2020, the Predecessor contributed $18.2 million in cash to fund the required 2020 employer matching contributions and the Predecessor also contributed $25.7 million in cash to the plan in March 2020 for the 2019 annual matching contribution. In 2019, the Predecessor contributed $26.4 million in cash to the plan for the 2018 annual matching and other contributions.

Excluding amounts capitalized, expense recorded by the Successor related to the employee savings plan was $25.1 million and $7.5 million for the year ended December 31, 2021 and the period from September 22, 2020 through December 31, 2020, respectively. Excluding amounts capitalized, expense recorded by the Predecessor was $19.1 million and $25.5 million for the period January 1, 2020 through September 21, 2020 and the year ended December 31, 2019, respectively. Expense related to the employee savings plan is attributable to the employer matching contribution under the plan and is included in cost of services and selling, general and administrative expenses in the accompanying consolidated statements of operations.

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Equity-Based Compensation Plans:

Successor Awards

Under the 2020 Management Incentive Plan (“Incentive Plan”), the Company may issue up to a maximum of 10.0 million of equity-based awards in the form of restricted common units or options to certain officers, executives and other key management employees. As further discussed below, approximately 7.5 million equity-based awards were issued during the Successor period from September 22, 2020 through December 31, 2020. No new awards were granted during 2021. As of December 31, 2021, the Incentive Plan had remaining capacity of 2.5 million equity-based awards.

Restricted Units - During the Successor period from September 22, 2020 through December 31, 2020, our Board of Managers granted 2.0 million time-based restricted units as follows:

(Number of units in thousands)
Vest ratably over a four-year service period	1,694.2
Vest ratably over a three-year service period - granted to non-employee directors	288.0
Total granted	1,982.2
Grant date fair value per unit	$12.60
Grant date fair value (Dollars in millions)	$25.0

Time-based restricted unit activity for the year ended December 31, 2021 was as follows:

	(Thousands) Number of Units	Weighted Average Fair Value Per Share
Non-vested at December 31, 2020	1,982.2	$12.60
Granted	—	—
Vested	(519.6)	$12.60
Forfeited	(28.8)	$12.60
Non-vested at December 31, 2021	1,433.8	$12.60

Vested units will be settled in common units and distributed at the earliest of (1) a change in control, (2) grantee’s death, disability, or separation from service or (3) six years from emergence date, September 21, 2020. At December 31, 2021, unrecognized compensation expense for the time-based restricted units totaled $16.3 million and will be recognized over a weighted average period of 2.5 years. Equity-based compensation expense recognized by the Successor for the time-based restricted units was $6.5 million and $1.8 million for the year ended December 31, 2021 and the period from September 22, 2020 through December 31, 2020, respectively.

Options and Performance Units – During the period from September 22, 2020 through December 31, 2020, our Board of Managers granted 4.2 million and 1.3 million of performance-based options and performance-based restricted common units, respectively. Under the terms of the awards, the options and performance units are subject to both time and performance vesting conditions. The awards time vest ratably over a four-year period from the date of grant. The percentage of the award vested is dependent upon the increase in equity value subsequent to emergence measured upon a change in control or liquidity event. The options include an exercise price of $12.50. The maximum term for each option granted is 10 years.

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Equity-Based Compensation Plans, Continued:

Because the vesting of the options and performance units are subject to both a service and performance condition, no compensation expense will be recognized related to these awards until it is probable that a change in control or liquidity event will occur. At such time, the cost of the options and performance units based on the grant-date fair value will be recognized as compensation expense on a straight-line basis over the remaining requisite period in which the recipient is required to provide services in exchange for the award. There were no forfeitures of options or performance units during 2021.

The weighted average fair value of performance units granted during the period from September 22, 2020 through December 31, 2020 was $6.15 per unit. The weighted average fair value of options granted during the period from September 22, 2020 through December 31, 2020 was $4.41 per share using the Black-Scholes option-pricing model based on the following weighted average assumptions: expected life of 7.5 years, expected volatility of 45 percent and risk-free interest rate of 0.5 percent.

At December 31, 2021, total unrecognized compensation expense, equal to the aggregate grant date fair value, for non-vested options and performance units amounted to $18.7 million and $7.8 million, respectively.

Predecessor Awards

As previously discussed in Note 3, all Predecessor common stock and stock-based awards were cancelled without any distribution to holders of common stock or share-based awards as of the Effective Date, pursuant to the terms of the Plan. Prior to their cancellation, the Predecessor share-based awards consisted of restricted stock, stock options and restricted stock units that were granted to officers, executives, non-employee directors and certain management employees. There were no stock options or time-based restricted stock or restricted stock units granted in the Predecessor periods January 1, 2020 to September 21, 2020 and the year ended December 31, 2019. There were no performance-based restricted units granted in the Predecessor period January 1, 2020 to September 21, 2020. In 2019, the Predecessor granted 0.7 million performance-based restricted stock units with a grant date fair value of $2.4 million that were subsequently canceled and replaced with cash-based awards.

Stock options vested ratable over a three-year period from the date of grant. Time-based restricted stock and restricted stock units granted to employees generally vested over a service period of two or three years, while time-based restricted stock and restricted stock units granted to non-employee directors vested one year from the date of grant. Performance-based restricted stock units vested in a number of shares ranging from zero to 150 percent of their award based on attainment of specified targets over a three-year period. Share-based compensation expense for restricted stock, stock options and restricted stock units was recognized on a straight-line basis over the vesting period and totaled $1.3 million for the Predecessor periods January 1, 2020 to September 21, 2020 and $2.7 million in 2019. The total fair value of restricted stock and restricted stock units vested was $1.8 million and $9.3 million during the Predecessor periods January 1, 2020 to September 21, 2020 and the year ended 2019.

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Goodwill Impairment:

Through completion of various business combinations, the Predecessor had recorded goodwill and assigned it to its reporting units. Goodwill was tested for impairment at least annually or when circumstances indicated an impairment may have existed. During 2019, the Predecessor recorded goodwill impairment charges totaling $2,712.3 million in connection with the adoption of ASC 842, filing of the Chapter 11 Cases and the implementation of a new business and organizational structure. Effective January 1, 2019, upon adoption of ASC 842, the Predecessor changed the accounting treatment for the master lease with Uniti from a financing to an operating lease, the effects of which resulted in a cumulative effect adjustment to equity of approximately $3.0 billion and a corresponding increase in the carrying values of the Predecessor reporting units as of that date. As previously discussed in Note 1, on February 25, 2019, the Predecessor filed voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code. Based on these developments, the Predecessor performed a quantitative goodwill impairment test during the first quarter of 2019, which indicated that the carrying values of its Consumer & Small Business, Enterprise and Wholesale reporting units exceeded their fair values. Accordingly, the Predecessor recorded an impairment of all remaining goodwill in the Consumer & Small Business reporting unit of $903.4 million, an impairment of all remaining goodwill in the Enterprise reporting unit of $996.2 million, and an impairment of goodwill in the Wholesale reporting unit of $439.4 million, representing the excess of the carrying value from each reporting unit’s fair value. Following the recognition of the impairment charge, the remaining goodwill balance was $434.7 million and was attributable solely to the Wholesale reporting unit.

Effective April 1, 2019, the Predecessor implemented a new business unit organizational structure resulting in a change in its reporting units and reallocated the remaining goodwill of the former Wholesale reporting unit on a relative fair value to its new Kinetic, Enterprise and Wholesale reporting units. The Predecessor then performed a quantitative goodwill impairment test as of April 1, 2019, which indicated that the carrying values of the Kinetic and Enterprise reporting units exceeded their fair values. Accordingly, the Predecessor recorded an impairment of all goodwill allocated to the Kinetic reporting unit of $254.3 million and an impairment of all goodwill allocated to the Enterprise reporting unit of $119.0 million, representing the excess of the carrying value from each reporting unit’s fair value. The fair value of the Wholesale reporting unit exceeded its carrying value and was not at risk of a goodwill impairment at that time. Following the recognition of the impairment charge, the remaining goodwill balance was $61.4 million and was attributable solely to the Wholesale reporting unit. As disclosed in Note 4, the remaining Predecessor goodwill was eliminated upon the application of fresh start accounting.

In performing the 2019 quantitative goodwill impairment assessments, the Predecessor estimated the fair value of its reporting units using an income approach based on the present value of projected cash flows and a terminal value, which represented the expected normalized cash flows of the reporting unit beyond the cash flows from the discrete projection period of five years. The estimated cash flows for each of the reporting units were discounted using a rate that represented a market participant’s weighted average cost of capital commensurate with the reporting unit’s underlying business operations.

14. Restructuring and Other Charges:

Restructuring charges are primarily incurred as a result of evaluations of our operating structure. Among other things, these evaluations explore opportunities to provide greater flexibility in managing and financing existing and future strategic operations, for task automation and the balancing of our workforce based on the current needs of our customers. Restructuring charges consist of severance and other employee benefit-related costs incurred in completing planned workforce reductions. Other charges primarily consist of incremental costs incurred in integrating the operations of an acquired business.

During 2020, the Predecessor initiated a restructuring plan focused on reducing costs through targeted headcount reductions. The restructuring plan was assumed by the Company upon emergence from bankruptcy. During the year ended December 31, 2021 and the period from September 22, 2020 through December 31, 2020, the Company eliminated approximately 260 and 80 positions, respectively, and incurred related severance and employee benefit costs of $7.2 million and $2.7 million, respectively. During 2020 and 2019, the Predecessor completed restructurings of its workforce to improve its overall cost structure and gain operational efficiencies. In undertaking these efforts, the Predecessor eliminated approximately 700 positions and incurred related severance and employee benefit costs of $16.3 million in 2020 and eliminated approximately 730 positions and incurred $28.5 million in severance and employee benefit costs in 2019.

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Restructuring and Other Charges, Continued:

A summary of restructuring and other charges recorded was as follows:

	Successor		Predecessor
(Millions)	Year Ended December 31, 2021	Period from September 22, 2020 through December 31, 2020	Period from January 1, 2020 through September 21, 2020	Year Ended December 31, 2019

Restructuring charges	$7.2	$2.7	$16.3	$28.5
Other charges:
Costs related to merger and acquisitions (a)	—	—	—	6.8
Miscellaneous	—	—	—	1.5
Total restructuring and other charges	$7.2	$2.7	$16.3	$36.8

(a)

These amounts primarily consisted of severance and employee benefit costs of $5.0 million attributable to employees of the acquired companies that were terminated after the dates of acquisition and other miscellaneous acquisition-related expenses of $1.8 million.

After giving consideration to tax benefits on deductible items, restructuring and other charges decreased net income $5.2 million and $2.0 million in the Successor for the year ended December 31, 2021 and the period from September 22, 2020 through December 31, 2020, respectively, and decreased net income $12.2 million and $27.5 million in the Predecessor periods January 1, 2020 to September 21, 2020 and the year ended December 31, 2019, respectively.

The following is a summary of the activity related to the liabilities associated with restructuring activities:

(Millions)
Predecessor:
Balance at December 31, 2019	$8.1
Severance and benefit costs incurred in period	16.3
Cash outlays during the period	(20.9)
Balance as of September 21, 2020	$3.5
Successor:
Balance as of September 22, 2020	$3.5
Severance and benefit costs incurred in period	2.7
Cash outlays during the period	(3.9)
Balance as of December 31, 2020	$2.3
Severance and benefit costs incurred in period	7.2
Cash outlays during the period	(7.3)
Balance as of December 31, 2021	$2.2

Payments of these liabilities will be funded through operating cash flows.

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Accumulated Other Comprehensive Income (Loss):

Accumulated other comprehensive income (loss) balances, net of tax, were as follows for the years ended December 31:

	Successor		Predecessor
(Millions)	2021	2020	2019
Pension and postretirement plans	$10.1	$(0.3)	$5.0
Unrealized holdings gains (losses) on interest rate swaps
Designated portion	4.0	(0.2)	—
De-designated portion	—	—	17.6
Accumulated other comprehensive income (loss)	$14.1	$(0.5)	$22.6

Changes in accumulated other comprehensive income (loss) balances, net of tax, were as follows:

(Millions)	Unrealized Holdings (Losses) Gains on Interest Rate Swaps	Pension and Postretirement Plans	Total
Predecessor:
Balance at December 31, 2019	$17.6	$5.0	$22.6
Other comprehensive loss before reclassifications	—	(0.7)	(0.7)
Amounts reclassified from other accumulated comprehensive income (a)	(7.1)	(0.7)	(7.8)
Balance as of September 21, 2020, before fresh start adjustments	10.5	3.6	14.1
Elimination of Predecessor accumulated other comprehensive income	(10.5)	(3.6)	(14.1)
Balance as of September 21, 2020	$—	$—	$—
	Unrealized Holdings (Losses) Gains on Interest Rate Swaps	Postretirement Plan	Total
Successor:
Balance as of September 22, 2020	$—	$—	$—
Other comprehensive loss before reclassifications	(0.2)	(0.3)	(0.5)
Balance as of December 31, 2020	$(0.2)	$(0.3)	$(0.5)
Other comprehensive income before reclassifications	4.2	10.9	15.1
Amounts reclassified from other accumulated comprehensive income (a)	—	(0.5)	(0.5)
Balance as of December 31, 2021	$4.0	$10.1	$14.1

(a)	See separate table below for details about these reclassifications.

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Accumulated Other Comprehensive Income (Loss), Continued:

Reclassifications out of accumulated other comprehensive income (loss) were as follows:

	(Millions) Amount Reclassified from Accumulated Other Comprehensive Income (Loss)
	Successor		Predecessor
Details about Accumulated Other Comprehensive Income (Loss) Components	Year Ended December 31, 2021	Period from September 22, 2020 through December 31, 2020	Period from January 1, 2020 through September 21, 2020	Year Ended December 31, 2019		Affected Line Item in the Consolidated Statements of Operations

Interest rate swaps:
Amortization of net unrealized gains on de-designated interest rate swaps	$—	$—	$(9.5)	$(10.6)		Interest expense
	—	—	(9.5)	(10.6)		Income (loss) before income taxes
	—	—	2.4	2.7		Income tax (expense) benefit
	—	—	(7.1)	(7.9)		Net income (loss)
Pension and postretirement plans:
Plan curtailment	—	—	—	0.1	(a)
Amortization of net actuarial (gain) loss	(0.4)	—	0.1	—	(a)
Amortization of prior service credits	(0.3)	—	(0.9)	(1.3)	(a)
	(0.7)	—	(0.8)	(1.2)		Income (loss) before income taxes
	0.2	—	0.1	0.2		Income tax (expense) benefit
	(0.5)	—	(0.7)	(1.0)		Net income (loss)
Total reclassifications for the period, net of tax	$(0.5)	$—	$(7.8)	$(8.9)		Net income (loss)

(a)	Included in the computation of net periodic benefit (income) expense for the period.

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. Income Taxes:

Income tax (expense) benefit was as follows:

	Successor		Predecessor
(Millions)	Year Ended December 31, 2021	Period from September 22, 2020 through December 31, 2020	Period from January 1, 2020 through September 21, 2020	Year Ended December 31, 2019

Current:
Federal	$0.1	$—	$3.0	$(0.1)
State	(10.0)	(3.0)	(2.2)	0.5
	(9.9)	(3.0)	0.8	0.4
Deferred:
Federal	(12.6)	(14.4)	(194.4)	254.6
State	1.0	(1.0)	(51.2)	65.0
	(11.6)	(15.4)	(245.6)	319.6
Income tax (expense) benefit	$(21.5)	$(18.4)	$(244.8)	$320.0

The deferred income tax expense for the Successor periods primarily resulted from temporary differences between depreciation and amortization expense for income tax purposes and depreciation and amortization expense recorded in the accompanying consolidated financial statements. The deferred income tax expense for the Predecessor period of 2020 primarily reflected the impact of emergence from the Chapter 11 Cases. The deferred income tax benefit for the year ended December 31, 2019 includes the impact of recording goodwill impairment charges. The remainder of deferred income tax (expense) benefit for the Predecessor periods primarily resulted from temporary differences between depreciation and amortization expense for income tax purposes and amounts recorded in the accompanying consolidated financial statements.

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. Income Taxes, Continued:

Differences between the federal income tax statutory rates and effective income tax rates, which include both federal and state income taxes, were as follows:

	Successor		Predecessor
(Millions)	Year Ended December 31, 2021	Period from September 22, 2020 through December 31, 2020	Period from January 1, 2020 through September 21, 2020	Year Ended December 31, 2019

Statutory federal income tax rate	21.0%	21.0%	21.0%	21.0%
Increase (decrease)
State income taxes, net of federal benefit	6.4	4.5	4.2	4.2
Adjust deferred taxes for state net operating loss carryforward	8.0	—	—	—
Valuation allowance	(1.7)	—	(7.6)	(1.7)
Debt exchange	—	—	—	(0.2)
Goodwill impairment charges	—	—	—	(13.2)
Reorganization items, net	—	—	(33.3)	(0.8)
Post-emergence bankruptcy-related items	6.2	—	—	—
Tax attribute reduction	13.3	—	25.7	—
Post-emergence professional fees	2.7	2.1	—	—
Other items, net	(0.6)	0.5	0.5	(0.1)
Effective income tax rate	55.3%	28.1%	10.5%	9.2%

The effective income tax rate in 2021 and both periods of 2020 primarily reflected the impact of emergence from the Chapter 11 Cases, while the effective income tax rate in 2019 primarily reflected the impact of the portion of the goodwill impairment charges that was non-deductible.

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. Income Taxes, Continued:

The significant components of the net deferred income tax liability (asset) were as follows at December 31:

(Millions)	2021	2020
Property, plant and equipment	$568.3	$465.6
Goodwill and other intangible assets	65.9	96.7
Operating loss and credit carryforward	(178.0)	(79.7)
Postretirement and other employee benefits	(30.5)	(51.4)
Unrealized holding gain (loss) on interest rate swaps	1.3	(0.1)
Bad debt	(9.3)	(15.0)
Long-term lease obligations	(1,084.8)	(1,124.7)
Operating lease right-of-use assets	1,046.3	1,103.6
Deferred debt costs	(9.5)	(11.1)
Equity-based compensation	(2.1)	(0.4)
Interest expense	(30.1)	(43.6)
Other, net	(4.4)	(23.8)
	333.1	316.1
Valuation allowance	9.0	9.6
Deferred income taxes, net	$342.1	$325.7
Deferred tax assets	$(1,424.4)	$(1,395.5)
Deferred tax liabilities	1,766.5	1,721.2
Deferred income taxes, net	$342.1	$325.7

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. We consider the scheduled reversal of deferred tax assets and liabilities, carryback potential and tax planning strategies in making this assessment.

At December 31, 2021 and 2020, federal net operating loss carryforwards were approximately $780.7 million and $304.7 million, respectively. Net operating losses generated prior to 2018 expire in varying amounts from 2022 through 2036. Under the 2017 Tax Act, federal net operating losses generated in 2018 and future years can be carried forward indefinitely.

At December 31, 2021 and 2020, state net operating loss carryforwards were approximately $119.0 million and $97.2 million, respectively, which expire annually in varying amounts from 2022 through 2041.

We establish valuation allowances when necessary to reduce deferred tax assets to amounts expected to be realized. At December 31, 2021 and 2020, recorded valuation allowances totaled approximately $7.5 million and $6.2 million, respectively, related to federal and state loss carryforwards which are expected to expire before they are utilized. The amount of state tax credit carryforwards at December 31, 2021 and 2020, were approximately $8.2 million and $11.9 million, respectively, which expire in varying amounts from 2022 through 2027. Due to the expected lack of sufficient future taxable income, we believe that it is more likely than not that the benefit from some of the state tax credit carryforwards will not be realized prior to expiration. Therefore, as of December 31, 2021 and 2020, we recorded valuation allowances of approximately $1.5 million and $3.4 million, respectively, to reduce our deferred tax assets to amounts expected to be realized.

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. Income Taxes, Continued:

Uncertainty in taxes is accounted for in accordance with authoritative guidance. A reconciliation of unrecognized tax benefits was as follows:

	Successor		Predecessor
(Millions)	Year Ended December 31, 2021	Period from September 22, 2020 through December 31, 2020	Period from January 1, 2020 through September 21, 2020	Year Ended December 31, 2019

Beginning balance	$—	$—	$8.0	$8.0
Reductions for tax positions of prior years	—	—	(5.5)	—
Reductions as a result of a lapse of the applicable statute of limitations	—	—	(2.5)	—
Ending balance	$—	$—	$—	$8.0

We do not expect or anticipate a significant change in the next twelve months in the unrecognized tax benefits reported above. The total amount of unrecognized tax benefits that, if recognized, would have affected the effective tax rate was $7.6 million (net of indirect benefits) for the year ended December 31, 2019.

We file income tax returns in the U.S. federal jurisdiction and various states. With few exceptions, we are no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2018. We have identified Arkansas, California, Florida, Georgia, Illinois, Iowa, Kentucky, Nebraska, New York, North Carolina, Pennsylvania, Texas and Virginia as “major” state taxing jurisdictions.

Accrued interest and penalties related to unrecognized tax benefits are recognized as a component of income tax expense. For the Successor for the year ended December 31, 2021 and the period from September 22, 2020 through December 31, 2020 and Predecessor period January 1, 2020 through September 21, 2020, there were no interest or penalties recognized. During the Predecessor year ended December 31, 2019, interest and penalties recognized totaled approximately $0.2 million. At December 31, 2021 and 2020, there was no accrual for interest and penalties. The Predecessor had approximately $0.5 million of interest and penalties accrued as of December 31, 2019.

17. Commitments and Contingencies:

Litigation

U.S. Bank, as indenture trustee for certain pre-petition Old Services unsecured notes, appealed the Bankruptcy Court’s approval of the Uniti settlement and the Confirmation Order approving the Plan to the U.S. District Court for the Southern District of New York in 2020. The Company maintains that the Bankruptcy Court correctly determined that the Uniti settlement and confirmation of the Plan was in the best interests of the Debtors’ estate. In June 2021, the appellate court entered an order dismissing the appeal as equitably moot. In July 2021, U.S. Bank appealed the dismissal, and the appeal is pending before the United States Court of Appeals for the Second Circuit. All appellate briefing is complete, and the parties await either a ruling or a date for oral arguments, either of which could be issued at any time.

Old Holdings, its current and former directors, and certain of its executive officers are the subject of two shareholder-related lawsuits arising out of the merger with EarthLink in February 2017 pending in federal court in Arkansas and state court in Georgia. The pending complaints contain similar assertions and claims of alleged securities law violations and breaches of fiduciary duties related to the disclosures in the joint proxy statement/prospectus soliciting shareholder approval of the merger, which the plaintiffs allege were inadequate and misleading.

WINDSTREAM HOLDINGS II, LLC (Successor)

WINDSTREAM HOLDINGS, INC. (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. Commitments and Contingencies, Continued:

Oral arguments on Windstream’s motion to dismiss the claims in the federal matter were held in August 2019, but the presiding judge has not yet ruled. Plaintiffs amended the federal complaint in 2021, and the Company renewed its motion to dismiss all allegations in July 2021. All briefing has been complete for many months, but again, the judge has not taken action. Additionally, in the state case, the state court stayed the matter in the fourth quarter of 2019, pending a decision in the federal case.

The federal plaintiffs filed a proof of claim, for an undetermined monetary amount, that was resolved on the bankruptcy docket in September 2021, and the litigation will proceed solely in Arkansas federal court. If the claims are not dismissed, plaintiffs are limited to a recovery to the extent of any available insurance proceeds and are not entitled to a distribution from the Company’s bankruptcy estate. The state plaintiff failed to submit a proof of claim. In light of the Company’s emergence from bankruptcy, the state case should be discharged, but the state plaintiff is challenging. The Company’s position is that the state case, to the extent it proceeds, should only proceed in Georgia state court and, if successful, plaintiff’s recovery should be limited to available insurance proceeds.

Management believes that the Company has valid defenses for each of the lawsuits and plans to vigorously defend the pursuit of all matters. While the ultimate resolution of the matters is not currently predictable, if there is an adverse ruling in any of these matters, the ruling could constitute a material adverse outcome on the future consolidated results of operations, cash flows, or financial condition of the Company.

Other Matters

In April 2020, the FCC Enforcement Bureau opened an inquiry related to Windstream’s participation in, and compliance with pricing rules and payments to channel partners established by the Rural Health Care Telecommunications Program from 2015-present. In September 2021, Windstream entered into a verbal agreement with the FCC for approximately $1.2 million, that will be memorialized in a consent decree. The amount includes repayment of monies received by Windstream during the inquiry period of approximately $1.0 million and a nominal penalty of $200,000. As part of the consent decree, Windstream will implement a compliance plan and file periodic compliance reports with the FCC for three years. Windstream has addressed the alleged compliance issues and does not anticipate further issues. Because this matter is only pending final documentation, no further reporting will be made.

The Company is currently involved in certain legal proceedings arising in the ordinary course of business and, as required, have accrued an estimate of the probable costs for the resolution of those claims for which the occurrence of loss is probable and the amount can be reasonably estimated. These estimates have been developed in consultation with counsel and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. It is possible, however, that future results of operations for any specific period could be materially affected by changes in its assumptions or the effectiveness of its strategies related to these proceedings. Additionally, due to the inherent uncertainty of litigation, there can be no assurance that the resolution of any specific claim or proceeding would not have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

Notwithstanding the foregoing, any litigation pending against the Company and any claims that could be asserted against the Company that arose prior to the Petition Date are subject to discharge pursuant to releases finalized at emergence or resolution in accordance with the Bankruptcy Code for any outstanding proof of claims.

18. Subsequent Events:

Subsequent events were evaluated through March 11, 2022, the date these consolidated financial statements were available to be issued. No additional disclosures are required other than those matters that have been reflected within these consolidated financial statements.